                          GERDAU AMERISTEEL CORPORATION
                              Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                                ----------------

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                   MAY 6, 2005

                                ----------------

      NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Gerdau Ameristeel Corporation will be held at the Sheraton Centre Hotel, 123 Queen St. West, Toronto, Canada on FRIDAY, MAY 6, 2005, AT 10:00 A.M., TORONTO TIME, for the following purposes:

      a) to receive the consolidated financial statements of Gerdau Ameristeel Corporation and its subsidiary companies for the financial year ended December 31, 2004 together with the report of the auditors thereon;

      b)    to elect nine directors for the ensuing year;

      c) to appoint auditors and to authorize the directors to fix their remuneration;

      d) to consider, and if deemed advisable, pass, with or without variation, a resolution approving the 2005 Long-Term Incentive Plan of Gerdau Ameristeel Corporation adopted by the Board of Directors, as summarized in the Management Information Circular; and

      e) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 25th day of March, 2005.

                                   BY ORDER OF THE BOARD OF DIRECTORS

                                   ROBERT E. LEWIS
                                   Vice President, General Counsel and Corporate Secretary

      If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

      THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 5:00 P.M., TORONTO TIME, ON WEDNESDAY, MAY 4, 2005 OR SUCH OTHER TIME THAT IS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, M5A 4K9.

                          GERDAU AMERISTEEL CORPORATION
                              Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                         MANAGEMENT INFORMATION CIRCULAR
                              DATED MARCH 23, 2005

                 SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

            The information contained in this management information circular (the "Management Information Circular") is furnished in connection with the solicitation of proxies from registered owners of common shares (the "Common Shares") of Gerdau Ameristeel Corporation ("Gerdau Ameristeel" or the "Corporation") (and of voting instructions in the case of non-registered owners of Common Shares) to be used at the annual and special meeting of shareholders of the Corporation to be held on Friday, May 6, 2005 at 10 a.m. at the Sheraton Centre Hotel, 123 Queen St. West, Toronto, Canada, and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS BY THIS MANAGEMENT INFORMATION CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The total cost of the solicitation of proxies will be borne by the Corporation. The information contained in this Management Information Circular is given as at March 23, 2005, except where otherwise noted.

                                REGISTERED OWNERS

            If you are a registered owner of Common Shares, you may vote in person at the meeting or you may appoint another person to represent you as proxyholder and vote your Common Shares at the meeting. If you wish to attend the meeting, do not complete or return the enclosed form of proxy because you will vote in person at the meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

Appointment of Proxies

            If you do not wish to attend the meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. YOU HAVE THE RIGHT TO APPOINT SOMEONE ELSE TO REPRESENT YOU AT THE MEETING. If you wish to appoint someone else to represent you at the meeting, insert that other person's name in the blank space in the form of proxy. The person you appoint to represent you at the meeting need not be a shareholder of the Corporation.

            To be valid, proxies must be deposited with CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 by 5:00 p.m. Toronto time, on Wednesday, May 4, 2005 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof.

Revocation

            If you have submitted a proxy and later wish to revoke it you can do so by:

      (b) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

      (c) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Corporation, located at Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada at any time up to the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting;

      (d) electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) by the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting; or

      (e)   following any other procedure that is permitted by law.

Voting of Proxies

            In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Common Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. IN THE ABSENCE OF ANY DIRECTION, YOUR SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF THE AUDITORS AND FOR THE APPROVAL OF THE 2005 LONG-TERM INCENTIVE PLAN AS INDICATED UNDER THOSE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

            The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this Management Information Circular, management of the Corporation knows of no such amendments, variations or other matters.

                              NON-REGISTERED OWNERS

            If your Common Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

            Only registered owners of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. If you are a non-registered owner, you are entitled to direct how the Common Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the meeting.

            In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this Management Information Circular and the 2004 annual report (collectively, the "meeting materials") to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered owners.

            If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

b)    Request for Voting Instructions.

      If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the meeting.

      If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

      or

c)    Form of Proxy.

      The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.

      If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled "Registered Owners" above.

      If you wish to attend the meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be deposited with CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 by 5:00 p.m. Toronto time, on Wednesday, May 4, 2005 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof. You must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.

YOU SHOULD FOLLOW THE INSTRUCTIONS ON THE DOCUMENT THAT YOU HAVE RECEIVED AND CONTACT YOUR INTERMEDIARY PROMPTLY IF YOU NEED ASSISTANCE.

                                  VOTING SHARES

            The share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. On March 23, 2005 the Corporation had outstanding 304,210,761 Common Shares and no preferred shares. Each holder of Common Shares of record at the close of business on March 24, 2005, the record date established for notice of the meeting, will be entitled to vote on all matters proposed to come before the meeting on the basis of one vote for each Common Share held.

            Entitlement to vote is determined as of the record date. However, if any Common Shares are transferred after the record date, the new owner may be entitled to vote the Common Shares at the meeting. To do so, the new owner must establish ownership of the Common Shares and make a written demand to have their name added to the list of shareholders entitled to vote at the meeting, not later than the close of business on Tuesday, April 26, 2005.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

            To the knowledge of the directors and officers of the Corporation, there is no person or company who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities except as follows. Gerdau S.A. indirectly owns a total of 202,135,900 Common Shares or 66.5% of the issued and outstanding common shares of the Corporation. Metalurgica Gerdau S.A. and its controlled companies hold 79.04% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 63.44% of the voting capital and 21.43% of the total capital of Metalurgica Gerdau S.A. The majority shareholder of Gerdau Ameristeel does not have different voting rights than other shareholders.

                              ELECTION OF DIRECTORS

            The board of directors of the Corporation (the "Board of Directors" or the "Board") is elected annually and may consist of not fewer than the minimum and not more than the maximum number of directors as provided in the articles. The number of directors to be elected at the meeting is nine. The management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below. All nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual and special meeting or until his successor is elected or appointed, unless his office is earlier vacated.

            The following table and the biographies that follow set forth information on the persons proposed to be nominated for election as directors, including whether they are independent of the Corporation. The Board has a policy of ensuring that a majority of its directors are independent.

            The Corporation has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The members of these Committees are indicated below. The Audit Committee, the Corporate Governance Committee and the Human Resources Committee have each adopted a written charter, attached to this Management Information Circular as Schedules A, B and C respectively. The charters are also available on the Corporation's website at www.gerdauameristeel.com.

                                                                                                           OWNERSHIP
                                                                                                          OR CONTROL
NAME, AGE AND PROVINCE/STATE AND  MAJOR POSITIONS WITH THE CORPORATION AND         PRINCIPAL              OVER VOTING
      COUNTRY OF RESIDENCE                SIGNIFICANT AFFILIATES                  OCCUPATION              SECURITIES
--------------------------------  ----------------------------------------        ----------              ----------
Phillip E. Casey(2), 62           Director since 2002, and Chief Executive  Director, Chief Executive      8,409,489
Florida, U.S.                     Officer and President of the Corporation  Officer and President of       Common
                                                                            the Corporation                Shares

Kenneth W. Harrigan, 77           Director since 1994                       Chairman, K.W.                 1,000
Ontario, Canada                                                             Harrigan Consultants           Common
                                  Independent                               (business consultant)          Shares

                                  Member of:

                                     -  the Audit Committee

                                     -  the Human Resources Committee

                                                                                                                     OWNERSHIP
                                                                                                                     OR CONTROL
NAME, AGE AND PROVINCE/STATE AND           MAJOR POSITIONS WITH THE CORPORATION AND          PRINCIPAL              OVER VOTING
      COUNTRY OF RESIDENCE                          SIGNIFICANT AFFILIATES                   OCCUPATION              SECURITIES
--------------------------------           ----------------------------------------          ----------              ----------
Joseph J. Heffernan(3), 58                 Director since 1996                        Chairman, Rothmans Inc.   5,200 Common Shares
Toronto, Ontario, Canada                                                              (tobacco manufacturer)
                                           Independent

                                           Member of:

                                              -  the Corporate Governance
                                                 Committee (Chair)

                                              -  the Human Resources Committee

Jorge Gerdau Johannpeter(1)(4), 68         Director since 2002, and Chairman of the   Director and Chairman     202,145,900 Common
Rio Grande do Sul, Brazil                  Board of Directors of the Corporation      of the Board of           Shares
                                                                                      Directors of Gerdau S.A.

Frederico C. Gerdau Johannpeter(1)(5), 62  Director since 2002                        Vice President of Gerdau  202,198,900 Common
Rio Grande do Sul, Brazil                                                             S.A.                      Shares

Andre Bier Johannpeter(1)(6), 42           Director since 2002, and Vice-President    Director, Vice President  202,151,900 Common
Florida, U.S.                              and Chief Operating Officer of the         and Chief Operating       Shares
                                           Corporation                                Officer of the
                                                                                      Corporation

J. Spencer Lanthier, 64                    Director since 2000                        Corporate Director        10,043 Common Shares
Ontario, Canada
                                           Independent

                                           Member of:

                                              -  the Audit Committee (Chair)

Arthur Scace, 66                           Director since 2003                        Counsel, McCarthy         10,000 Common Shares
Ontario, Canada                                                                       Tetrault LLP (law firm)
                                           Independent

                                           Member of:

                                              -  the Audit Committee

                                              -  the Corporate Governance
                                                 Committee

Dr. Michael D. Sopko, 66                   Director since 1997                        Corporate Director        1,000 Common Shares
Ontario, Canada
                                           Independent

                                           Member of:

                                              -  the Human Resources Committee
                                                 (Chair)

------------------

      (1) Gerdau S.A. indirectly owns 202,135,900 Common Shares. Metalurgica Gerdau S.A. and its controlled companies hold 79.04% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalurgica Gerdau S.A., collectively holding 63.44% of the voting capital and 21.43% of the total capital of Metalurgica Gerdau S.A.

      (2) Mr. Casey owns 2,987,928 Common Shares directly and indirectly holds the remaining 5,421,561 Common Shares.

      (3) Mr. Heffernan owns 5,000 Common Shares directly and indirectly holds the remaining 200 Common Shares.

      (4) Mr. Jorge Gerdau Johannpeter beneficially owns 202,135,900 Common Shares held by Gerdau S.A. and indirectly holds 10,000 Common Shares.

      (5) Mr. Frederico C. Gerdau Johannpeter beneficially owns 202,135,900 Common Shares indirectly held by Gerdau S.A. and indirectly holds 63,000 Common Shares.

      (6) Mr. Andre Bier Johannpeter beneficially owns 202,135,900 Common Shares indirectly held by Gerdau S.A. and indirectly holds 16,000 Common Shares.

            PHILLIP E. CASEY has been our President and Chief Executive Officer and a director since October 2002. Prior to that he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999.

            KENNETH W. HARRIGAN has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of a number of other Canadian public companies including Camco Inc. and Samuel Manu-Tech Inc. Prior to that, he was Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

            JOSEPH J. HEFFERNAN has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is also Chairman of Rothmans Inc., Chairman of Clairvest Group Inc. and a director of a number of other Canadian companies.

            JORGE GERDAU JOHANNPETER has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971 and was appointed Chairman of the Board of Directors and President in 1983. Since 2002, after the implementation of Gerdau S.A.'s new corporate governance structure, he also became the President of Gerdau S.A.'s Executive Committee. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

            FREDERICO C. GERDAU JOHANNPETER has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director since 1973. Under Gerdau S.A.'s new corporate governance structure, he also became Senior Vice President of Gerdau S.A.'s Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

            ANDRE BIER JOHANNPETER was named Chief Operating Officer on August 1, 2004. He has been working for the Gerdau companies since 1980. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 became Director of New Business Development of Gerdau S.A. and in 2002 he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

            J. SPENCER LANTHIER has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is a director of a number of other Canadian public companies including the Bank of Canada, Emergis Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.

            ARTHUR SCACE has been a director of Gerdau Ameristeel since 2003. Mr. Scace is counsel to McCarthy Tetrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director of several corporations, including The Bank of Nova Scotia and Sceptre Investment Counsel Limited. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

            DR. MICHAEL D. SOPKO has been a director of Gerdau Ameristeel since 1997. Dr. Sopko is also a director of a number of Canadian public companies, including a Canadian chartered bank.

                  Messrs. Jorge and Frederico Johannpeter are brothers. Andre Bier Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

                  The Board of Directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the Board, the Board will consider modifying its composition accordingly, in order to serve the best interests of the Corporation.

                    APPROVAL OF 2005 LONG-TERM INCENTIVE PLAN

                  The Corporation's shareholders are being asked to act upon a resolution to approve the Corporation's 2005 Long-Term Incentive Plan (the "2005 Plan"). Approval of the resolution requires the affirmative vote of the holders of a majority of the Common Shares present or represented and entitled to vote at the Meeting.

                  The 2005 Plan was approved by a majority of the Corporation's unrelated directors and by the Board. The Board approved the adoption of the 2005 Plan in March 2005 and no grants have been made under the 2005 Plan as of the date hereof. The 2005 Plan is designed to reward the Corporation's employees with bonuses which are established as a percentage of the participant's salary, the payment of which is based on the achievement of return on capital invested targets. If approved by the shareholders, the maximum number of Common Shares issuable under the 2005 Plan is 6,000,000 and there are currently 304,210,761 outstanding Common Shares. The Common Shares reserved for issuance represent approximately 2% of the Corporation's currently outstanding capital. Less than 10% of the outstanding Common Shares of the Corporation is issuable pursuant to share compensation arrangements, including the 2005 Plan.

                  A general description of the principal terms of the 2005 Plan as proposed is set forth under the heading "Report on Executive Compensation - Long-Term Incentives -2005 Plan".

                  IN THE ABSENCE OF CONTRARY INSTRUCTIONS, THE PERSONS IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE ANY COMMON SHARES REPRESENTED BY SUCH PROXY FOR THE RESOLUTION SET FORTH IN APPENDIX H ATTACHED TO THIS MANAGEMENT INFORMATION CIRCULAR. Abstentions will be counted toward the tabulation of the votes cast. The resolution requires the approval of the majority of shareholder votes that are voted at the Meeting.

      The Corporation has been informed that Gerdau S.A. intends to vote its shares FOR the resolution. Gerdau S.A. indirectly owns a majority of the shares of the Corporation. See "Principal Holders of Voting Securities".

                       COMPENSATION OF EXECUTIVE OFFICERS

                  The tables and descriptive information set forth below present information about compensation of (i) the Corporation's Chief Executive Officer, (ii) the Corporation's Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Corporation whose salary and bonus earned during the financial year ended December 31, 2004 exceeded Cdn$150,000 (collectively the "Named Executive Officers", determined in accordance with applicable rules). Reference is made to the "Report on Executive Compensation" starting on page 12 of this Management Information Circular. Tables have been omitted where no compensation was earned by or awarded or paid to any of the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                  The Summary Compensation Table details compensation information for the three financial years ended December 31, 2004, for the Named Executive Officers. The information includes: salary earned in each applicable year, incentive bonuses earned in each applicable year, annual compensation which represents amounts reimbursed for the payment of taxes, and all other compensation not reported elsewhere.

                  Currency of payment and disclosure is in U.S. dollars unless otherwise indicated.

                                                                               LONG-TERM COMPENSATION
                                                                        -----------------------------------
                                                                                  AWARDS            PAYOUTS
                                                                        -------------------------   -------
                                             ANNUAL COMPENSATION                       SHARES OR
                                            --------------------------
                                                               OTHER    SECURITIES       UNITS                 ALL
                                                               ANNUAL      UNDER       SUBJECT TO             OTHER
                                                               COMPEN-  OPTIONS/SARS     RESALE      LTIP    COMPEN-
                                            SALARY     BONUS   SATION     GRANTED     RESTRICTIONS  PAYOUTS  SATION
  NAME AND PRINCIPAL POSITION        YEAR     ($)       ($)      ($)        (#)(8)       ($)          ($)    ($)(9)
  ---------------------------        ----   -------   -------  ------   ------------  ------------  -------  ------
PHILLIP E. CASEY(1)(6)               2004   522,096   458,340     --       154,621          --       49,697   4,597
President and Chief Executive        2003   369,450    67,329     --            --          --       15,930  11,754
Officer                              2002    67,500    21,104     --            --          --           --   1,370

TOM J. LANDA(2)(7)                   2004   257,316   223,310     --       103,080          --      186,278   1,555
Vice-President, Finance, Chief       2003   211,068    38,511     --            --          --        4,472   3,706
Financial Officer and Assistant      2002    38,210    12,012     --            --          --        1,382     293
Secretary

ANDRE B. JOHANNPETER(3)              2004   325,000   300,000     --       103,080          --           --     765
Vice-President and Chief             2003   261,796    46,079     --            --          --           --  32,693
Operating Officer                    2002    22,288     5,246     --            --          --           --      --

MICHAEL P. MUELLER(4)                2004   294,468   266,442     --       103,080          --           --   2,937
Vice-President, Southern Mill        2003   241,428    44,071     --            --          --           --   7,424
Operations                           2002    43,513    13,720     --            --          --           --     777

PAULO B. VASCONCELLOS(5)             2004   294,468   247,480     --       103,080          --           --   2,937
Vice-President, Northern Mill        2003    60,972     2,066     --            --          --           --      --
Operations                           2002        --        --     --            --          --           --      --

      (1) Mr. Casey became President and Chief Executive Officer of Gerdau Ameristeel on October 23, 2002.

      (2) Mr. Landa became Vice-President, Finance and Chief Financial Officer of Gerdau Ameristeel effective October 23, 2002.

      (3) Mr. Johannpeter was named Chief Operating Officer on August 1, 2004. Mr. Johannpeter's salary in 2002 was paid by Gerdau S.A.

      (4) Mr. Mueller became Vice President, Southern Mill Operations effective October 1, 2003. Previously, he was appointed Vice President of Steel Operations effective October 23, 2002.

      (5) Mr. Vasconcellos became Vice President, Northern Mill Operations effective October 1, 2003.

      (6) Mr. Casey's long-term incentive plan payouts for 2004 and 2003 were cash payments under a long term incentive plan of Ameristeel Corporation. No future amounts are payable to Mr. Casey under this long term incentive plan of Ameristeel Corporation.

      (7) Mr. Landa's long-term incentive plan payout for 2004 consisted of $59,898 of cash payments under a long term incentive plan of Ameristeel Corporation, and $126,380 of cash payments upon exercise of vested SARs originally granted under a SAR plan of Ameristeel Corporation. His long-term incentive plan payouts for 2003 and 2002 were cash payments under a long term incentive plan of Ameristeel Corporation.

      (8) Number of phantom Common Shares granted under the Corporation's 2004 Long-Term Incentive Stakeholder Plan. See "Report on Executive Compensation -- Long-Term Incentives -- 2004 Plan" for details on the plan.

      (9) All other compensation consists of insurance premiums paid by the Corporation, or insurance expenses reimbursed by the Corporation, with respect to term life insurance for the benefit of the Named Executive Officers.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                       MARKET VALUE
                                                                      OF SECURITIES
                        SECURITIES     % OF TOTAL                       UNDERLYING
                           UNDER      OPTIONS/SARS                     OPTIONS/SARS
                       OPTIONS/SARS    GRANTED TO     EXERCISE OR     ON THE DATE OF
                          GRANTED     EMPLOYEES IN     BASE PRICE          GRANT      EXPIRATION DATE
      NAME                (#)(1)     FINANCIAL YEAR  ($/SECURITY)(2)      ($)(3)           (4)
----------------       -----------   --------------  --------------   --------------  ---------------
Phillip E. Casey         154,621          7.6              7.14       $   1,103,996   March 1, 2009
Tom J. Landa             103,080          5.1              7.14       $     735,998   March 1, 2009
Andre B. Johannpeter     103,080          5.1              7.14       $     735,998   March 1, 2009
Michael P. Mueller       103,080          5.1              7.14       $     735,998   March 1, 2009
Paulo B. Vasconcellos    103,080          5.1              7.14       $     735,998   March 1, 2009

(1) Number of phantom Common Shares granted under the Corporation's 2004 Long-Term Incentive Stakeholder Plan. See "Report on Executive Compensation -- Long-Term Incentives -- 2004 Plan" for details on the plan.

(2) Phantom Common Shares were granted with a base price of $7.14.

(3) The closing price of Gerdau Ameristeel's Common Shares on February 28, 2005 on the New York Stock Exchange was $7.14.

(4) Awards are made following the end of the fiscal year, and payouts are made as soon as possible following vesting in equal installments over a period of four years on each of the four anniversary dates of the date of grant, beginning one year after the date on which the award is granted.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
            FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                           VALUE OF
                                                                         UNEXERCISED
                                                      UNEXERCISED        IN-THE-MONEY
                                                     OPTIONS/SARS AT   OPTIONS/SARS AT
                        SECURITIES                       FY-END             FY-END
                       ACQUIRED ON  AGGREGATE VALUE        (#)                ($)
                         EXERCISE      REALIZED       EXERCISABLE/       EXERCISABLE/
    NAME                   (#)           ($)          UNEXERCISABLE      UNEXERCISABLE
-----------------      -----------  ---------------  ---------------  -----------------
Phillip E. Casey            --              --                 --/--              --/--
Tom J. Landa (1)            --         126,380       170,310/382,328  845,296/1,897,601
Andre B. Johannpeter        --              --                 --/--              --/--
Michael P. Mueller (1)      --              --       193,662/382,896  961,199/1,900,421
Paulo B. Vasconcellos       --              --                 --/--              --/--

(1) SARs granted under a former Ameristeel Corporation SAR plan and converted to Gerdau Ameristeel Common Shares based on an exchange factor of 9.4617 Gerdau Ameristeel Common Shares for each Ameristeel Corporation share. The price of Gerdau Ameristeel's Common Shares on December 31, 2004 on the New York Stock Exchange was $6.76.

RETIREMENT PLANS

                                               YEARS OF SERVICE
FINAL AVERAGE          -------------------------------------------------------------------
COMPENSATION           5 YEARS  10 YEARS  15 YEARS  20 YEARS  25 YEARS  30 YEARS  35 YEARS
                       -------  --------  --------  --------  --------  --------  --------
$100,000                6,286    12,571    18,857    $25,142   $31,428   $37,714   $43,999
$150,000               10,036    20,071    30,107     40,142    50,178    60,214    70,249
$200,000               13,786    27,571    41,357     55,142    68,928    82,714    96,499
$205,000               14,161    28,321    42,482     56,642    70,803    84,964    99,124

            The table above sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the tax qualified non-contributory defined benefit pension plan applicable to the Named Executive Officers (the "Retirement Plan").

            Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to an annual compensation limit, which currently is $205,000. The Named Executive Officers must have five years of credit service to be eligible for payment of benefits under the Retirement Plan. As of December 31, 2004, the final average compensation and years of credited service for the Named Executive Officers for purposes of the Retirement Plan are as follows: Phillip E. Casey was $200,000 and ten years, Tom J. Landa was $200,000 and nine years, Andre B. Johannpeter was $200,000 and one year, Michael P. Mueller was $200,000 and four years and Paulo B. Vasconcellos was $200,000 and one year. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

             MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS

            There are currently no employment agreements with any of the executive officers.

                  COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

            The following individuals served as the members of the Human Resources Committee of the Board of Directors (the "Human Resources Committee") during the fiscal year ended December 31, 2004:

            Mr. Kenneth W. Harrigan

            Mr. Joseph J. Heffernan

            Dr. Michael D. Sopko (Chair)

            None of the members of the Human Resources Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program.

                        REPORT ON EXECUTIVE COMPENSATION

            The Corporation's Executive Compensation Program is overseen by the Human Resources Committee of the Board of Directors. The Human Resources Committee is responsible for reviewing, determining and recommending to the Board for final approval the annual salary, bonus and other compensation levels of the executive officers of the Corporation. In addition, the Human Resources Committee is also charged with reviewing management recommendations with regard to hirings, transfers and promotions, and overseeing pension arrangements for all employees. The charter of the Human Resources Committee is attached to this Management

Information Circular as Schedule "C" and is also available on the Corporation's website at www.gerdauameristeel.com. The Human Resources Committee met six times during 2004.

COMPENSATION ELEMENTS AND DETERMINATION PROCESS

            Direct compensation for executive officers of the Corporation consists of three elements: a fixed base salary, annual incentives and long-term incentives, each of which is described in more detail below. In reviewing and determining executive compensation, the Human Resources Committee examines each component individually as well as total compensation as a whole.

            Recommendations from management are submitted to the Human Resources Committee for consideration for the Named Executive Officers (and other management employees) other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Human Resources Committee. As an aid to its assessment, the Human Resources Committee uses third-party competitive data and advice from independent compensation consultants.

BASE SALARIES

            Base salaries are initially determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies. This reference data is representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Corporation performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.

ANNUAL INCENTIVES

            The Human Resources Committee believes that the annual incentive compensation levels of executive officers should be tied, in part, to the performance of the Corporation. On January 1, 2004, the Human Resources Committee implemented a new short-term incentive plan. The new plan design rewards executives for overall company ROCE (return on capital employed) results versus planned results established at the beginning of the year. The plan also rewards executives for their achievement of individual goals established at the beginning of the year. 66% of their reward is based on the ROCE results and the other 33% is based on their individual performance results.

LONG-TERM INCENTIVES

            2004 PLAN

            For the year ended December 31, 2004, the Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Plan"). The 2004 Plan was designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, were invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts were calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and were paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the 2004 Plan and was granted on March 1, 2005. No awards are expected to be granted under the 2004 Plan in the future.

            For 2004, the aggregate value of awards granted to the Named Executive Officers under the 2004 Plan was $4,047,988, or 566,941 phantom Common Shares, with 25% of such awards vesting on February 28, 2006.

            2005 PLAN

            For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 Plan"), subject to shareholder approval. The 2005 Plan is designed to reward the Corporation's employees with bonuses which are established as a percentage of the participant's salary, the payment of which is based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash and/or options.

            Those employees of the Corporation who are determined by the Human Resources Committee are eligible to participate in the 2005 Plan from time to time.

            The maximum number of Common Shares issuable under the 2005 Plan is 6,000,000 and there are currently 304,210,761 outstanding Common Shares. The Common Shares reserved for issuance represent approximately 2% of the Corporation's currently outstanding capital. No grants have been made under the 2005 Plan as of the date hereof.

            Subject to the overall limit on the number of Common Shares issuable under the 2005 Plan, the maximum number of Common Shares available for issuance under the 2005 Plan to insiders of the Corporation, or to any one participant, is 2% of the Corporation's outstanding Common Shares.

            The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. For the purposes of the 2005 Plan, fair market value is determined based on the weighted average trading price of Common Shares on the New York Stock Exchange for five trading days prior to the date of grant. Phantom stock vests as to 25% on April 1 following each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment equal to the number of shares of phantom stock to be paid out multiplied by the fair market value of a Common Share determined as at the payment date.

            Any dividends paid on the Common Shares from time to time will be paid to participants in the 2005 Plan in the form of phantom stock. These additional payments of phantom stock will be made on the date of the payment of the dividend by dividing (i) the amount of the dividends that would have been received by the participant on the number of shares of phantom stock held if such phantom stock had been Common Shares by (ii) the fair market value of a Common Share at the date the dividend is paid. This additional phantom stock will vest and be paid out at the same dates as the phantom stock to which the dividends relate.

            On termination of employment because of death or disability or within two years following a change of control, phantom stock fully vests. On retirement, a pro-rata portion of phantom stock vests and unvested phantom stock is forfeited. On any other termination of employment or resignation unvested phantom stock is forfeited. Phantom stock is not transferable except by will or the laws of succession.

            The portion of any bonus which is not payable in cash is payable in options. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Human Resources Committee based on a Black Scholes or other comparable method for determining option values). The exercise price of the option will be the fair market value of a Common Share on the date of the award. Options vest as to 25% on April 1 following each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. On exercise of an option, the participant shall pay the exercise price to the Corporation and the Corporation will issue a Common Share to the Participant.

            On termination of employment because of death or disability or within two years following change of control, options fully vest. On retirement, a pro-rata portion of options vest and unvested options are forfeited. On any other termination of employment or resignation unvested options are forfeited. Options are not transferable except by will or the laws of succession.

            The 2005 Plan and grants of awards under the 2005 Plan may be amended by the Human Resources Committee without shareholder approval, provided that the Human Resources Committee may not directly or indirectly re-price options, may not extend options beyond a term of 10 years and may not increase the number of Common Shares issued or issuable under the 2005 Plan, except with shareholder approval. This means that the Human Resources Committee will have the authority to make changes such as modifying outstanding options granted thereunder, or accepting the surrender of outstanding options (to the extent not previously exercised) and authorizing the granting of new options in substitution therefor, subject to the terms and conditions and within the limitations of the 2005 Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

            Mr. Phillip Casey became Chief Executive Officer of the Corporation on October 23, 2002. As Chief Executive Officer of the Corporation in 2004, Mr. Phillip Casey received an annual base salary in 2004 of $522,096 and a bonus in 2004 of $458,340. This salary is in the middle range of compensation for a broad sample of North American industrial companies. He also participates in the 2004 Plan and receives 1.5 times the award granted to other executive officers. For 2004, he received an award under the 2004 Plan equivalent to 154,621 phantom Common Shares, having a value of $1.1 million based on the closing price of the Common Shares on the New York Stock Exchange on February 28, 2005 of $7.14. This award is subject to vesting pursuant to the terms of the 2004 Plan. See "Report on Executive Compensation -- Long Term Incentives -- 2004 Plan" for details on the 2004 Plan.

            Mr. Philip Casey's salary is determined by the Human Resources Committee with reference to his responsibilities as Chief Executive Officer, his significant experience and the competitive marketplace for executive talent. In April 2004, the Human Resources Committee met to conduct its annual review of Mr. Casey's salary in light of his performance and approved an annual merit salary increase. However, the Human Resources Committee was concerned that Mr. Casey's salary, then $438,360 with the annual merit increase, was below the appropriate level. In May 2004, the Human Resources Committee met again to review his salary. The Human Resources Committee reviewed the relevant data with respect to compensation provided to Chief Executive Officers at other North American steel companies of comparable size and complexity, and determined that his annual base salary for 2004 was below the appropriate level and should be adjusted to $522,096.

            Report presented by the Human Resources Committee:

            Dr. Michael Sopko (Chair), Mr. Joseph J. Heffernan and Mr. Kenneth Harrigan

                                PERFORMANCE GRAPH

            The chart below compares the yearly percentage change in the Corporation's cumulative total shareholder return on the Corporation's Common Shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the five years commencing December 31, 1999 and ending December 31, 2004. For periods prior to October 23, 2002, the information below shows the performance of common shares of Co-Steel Inc. ("Co-Steel"), a predecessor to the Corporation, prior to the transaction with Gerdau S.A.

                               [PERFORMANCE GRAPH]

                          31-Dec-99  31-Dec-00  31-Dec-01  31-Dec-02  31-Dec-03  31-Dec-04
                          ---------  ---------  ---------  ---------  ---------  ---------
Gerdau Ameristeel         $  100.00  $   37.89  $   10.57  $   14.12  $   28.67  $   49.39

S&P/TSX  Composite Index  $  100.00  $  107.41  $   93.91  $   82.23  $  104.20  $  119.29

                            COMPENSATION OF DIRECTORS

            Directors of the Corporation who are not officers of the Corporation or any of its affiliates are entitled to receive from the Corporation an annual retainer for participating on the Board and its Committees. Any director who acts as a chairman of a Committee receives an additional annual retainer. Directors receive a fee for every meeting they attend, and are reimbursed for their reasonable expenses incurred to attend meetings.

            The table below shows the fee schedule for 2004. All fees are in Canadian dollars. The total fees paid in 2004 are based on:

                  -     five independent directors on the Board of Directors;

                  - three independent directors on the Audit Committee and the Human Resources Committee, two independent directors on the Corporate Governance Committee and one independent director on the Safety, Health and Environmental Committee, which has been dissolved; and

            - attendance at meetings. In 2004 there were nine Board meetings, eight Audit Committee Meetings, two Corporate Governance Committee meetings, six Human Resources Committee meetings and one Safety, Health and Environmental Committee meeting.

                                     TOTAL FEES PAID TO THE BOARD OF DIRECTORS
    TYPE OF FEE       AMOUNT (CDN$)                    (CDN$)
--------------------  -------------  -----------------------------------------
ANNUAL RETAINER

   Board member          40,000(1)                    200,000
   Committee chair        5,000                        20,000

ATTENDANCE FEES

   Board meeting          1,500                        67,500
   Committee meeting      1,500                        70,500
                         ------                       -------

TOTAL                    48,000                       357,500
                         ------                       -------

--------------------
(1) 50% to be paid in deferred share units.

            Directors receive 50% of their annual retainer in deferred share units (DSUs). A DSU is a bookkeeping entry equivalent to the market value of the Corporation's Common Shares, which is credited to an account maintained for each director until retirement from the Board. The following table shows the compensation paid to each director in 2004, as well as the total number of DSUs held by each director and their value on December 31, 2004.

                                                     AMOUNT (CDN$) AND      TOTAL NUMBER OF   YEAR END VALUE OF
                      TOTAL FEES   AMOUNT PAID    PERCENTAGE PAID IN DSUS     DSUS HELD ON        TOTAL DSUS
      DIRECTOR          (CDN$)    IN CASH (CDN$)    DURING FISCAL 2004     DECEMBER 31, 2004      (CDN$)(1)
--------------------  ----------  --------------  -----------------------  -----------------  -----------------
Kenneth W. Harrigan     61,750        38,500           23,250/37.6%             9,138               73,835
Joseph J. Heffernan     63,750        38,000           25,750/40.4%            27,049              218,556
J. Spencer Lanthier     59,250        38,250           21,000/35.4%             8,973               72,502
Arthur Scace            58,750        33,500           23,250/39.6%             3,732               30,155
Dr. Michael D. Sopko    65,250        41,250           24,000/36.8%             3,906               31,560

--------------------
(1) Based on the closing price on the Toronto Stock Exchange on December 31, 2004 of Cdn$8.080.

            None of the executive officers of Gerdau Ameristeel or Gerdau S.A. received compensation for services rendered to or on behalf of the Corporation in his capacity as a director for the most recently completed fiscal year.

                            PERFORMANCE OF DIRECTORS

            The Board of Directors and each Committee meet regularly and have the full participation of each member. Directors are expected to attend at least 75% of Board and Committee meetings. Members of the Audit Committee are expected to attend every meeting. During 2004, each Board member and each Committee member attended at least 75% of all Board meetings and at least 75% of all Committee meetings.

                    SECURITY-BASED COMPENSATION ARRANGEMENTS

            In this Management Information Circular, the Corporation's shareholders are being asked to act upon a resolution to approve the 2005 Plan. See "Approval of 2005 Long-Term Incentive Plan" and "Report on Executive Compensation -- Long-Term Incentives -- 2005 Plan". The equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation, both predecessors of the Corporation, were previously approved by shareholders. These plans are no longer in force.

            For the equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation and the 2005 Plan, the following table shows the number of securities to be issued upon exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights and the number of securities remaining available for future issuance.

                                                                                   NUMBER OF SECURITIES
                                                                                  REMAINING AVAILABLE FOR
                                                                                   FUTURE ISSUANCE UNDER
                                                                                 EQUITY COMPENSATION PLANS
                                                                                   (EXCLUDING SECURITIES
                               NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE     WHICH MAY BE ISSUED IN
                                 ISSUED UPON EXERCISE OF     EXERCISE PRICE OF        CONNECTION WITH
                                  OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,
    PLAN CATEGORY                 WARRANTS AND RIGHTS      WARRANTS AND RIGHTS      WARRANTS AND RIGHTS)
-----------------------------  --------------------------  --------------------  -------------------------
EQUITY COMPENSATION PLANS APPROVED BY SECURITYHOLDERS

Equity Compensation Plans               2,833,288               $    5.95                   0
formerly of Co-Steel and
AmeriSteel Stock-Based Option
Plans(1)

EQUITY COMPENSATION PLANS NOT APPROVED BY SECURITYHOLDERS

2005 Plan                      Maximum 6,000,000 Common         $       0        Maximum 6,000,000 Common
                               Shares                                            Shares

Total                                   8,833,288               $    5.95        Maximum 6,000,000 Common
                                                                                 Shares

--------------------
(1)   No longer in force.

                                  INDEBTEDNESS

            As of March 23, 2005, the aggregate indebtedness outstanding of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries, in connection with the purchase of securities of the Corporation and all other indebtedness to the Corporation (other than "routine indebtedness" under applicable Canadian securities laws), was approximately Cdn$2.0 million. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the Common Shares purchased with the loan proceeds and, in some cases, life insurance.

            No director or executive officer who is, or at any time during the year ended December 31, 2004 was a director or executive officer of the Corporation, is indebted to the Corporation.

                                 AUDIT COMMITTEE

            The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Audit Committee is to be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an "audit committee financial expert" as defined in the Audit Committee charter attached to this Management Information Circular as Schedule "A".

            RELEVANT EDUCATION AND EXPERIENCE

            Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Harrigan holds an HBA and LLD from the Ivey School of Business at the University of Western Ontario, from 1981 to 1989 was the President and Chief Executive Officer of the Ford Motor Company of Canada, Limited, and from 1990 to 1992 was the Chairman and Chief Executive Officer. Mr. Harrigan serves as Chairman of the audit committee for two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.

            Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board's approval, Mr. Lanthier, Mr. Harrigan and Mr. Scace currently serve on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier, Mr. Harrigan and Mr. Scace to effectively serve the Audit Committee.

            AUDIT COMMITTEE MANDATE

            The Audit Committee is responsible for assisting the Board in its oversight of:

      - the integrity of the Corporation's financial statements and related disclosure;

      -     the Corporation's compliance with legal and regulatory requirements;

      - the independent auditor's qualifications, performance and independence;

      -     the performance of the Corporation's internal audit function;

      -     the internal controls and disclosure controls at the Corporation;
            and

      - any additional matters delegated to the Audit Committee by the Board.

                  PRE-APPROVAL POLICIES AND PROCEDURES

            The Audit Committee has established a policy of pre-approving all auditing services and non-audit services to be performed for the Corporation by its external auditors, and the Audit Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

            On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.

            AUDIT COMMITTEE CHARTER AND WHISTLE BLOWER POLICY

            The charter of the Audit Committee is attached to this Management Information Circular as Schedule "A" and is also available on the Corporation's website at www.gerdauameristeel.com. Further information regarding the Corporation's Audit Committee can be found in the "Audit Committee" section of the Corporation's Annual Information Form (the "AIF") for the financial year ended December 31, 2004. A copy of the AIF can be obtained by contacting the Corporation at Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328, (813) 207-2372 or ir@gerdauameristeel.com, or can be found on SEDAR at www.sedar.com.

            The Audit Committee has adopted a whistle blower policy (the "Whistle Blower Policy") which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is attached to this Management Information Circular as Schedule "D" and is also available on the Corporation's website.

                          STANDARDS OF BUSINESS CONDUCT

            The Company has adopted a code of ethics entitled the "Code of Ethics and Business Conduct," which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the "Code of Ethics Applicable to Senior Executives" which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct, attached to this Management Information Circular as Schedule "E", and the Code of Ethics Applicable to Senior Executives, attached to this Management Information Circular as Schedule "F", are also available on the Corporation's website at www.gerdauameristeel.com.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GOVERNANCE PRACTICES

            The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the guidelines for effective corporate governance issued by the Toronto Stock Exchange (TSX). For further information on the Corporation's corporate governance practices, please refer to the Corporate Governance Guidelines attached to the Management Information Circular as Schedule "G". The Corporate Governance Guidelines are also available on the Corporation's website at www.gerdauameristeel.com.

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                      GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    -------------------------------------------------------------------
1.  Stewardship of the Company               The Board is the ultimate decision-making body of the Corporation except in regards to matters reserved to the shareholders by
    The board of directors of every          statute or in the articles of incorporation or by-laws of the
    corporation should explicitly assume     Corporation. The Board oversees the management of the Corporation's
    responsibility for the stewardship of    affairs directly and through its Committees. In doing so, the Board
    the corporation and, as part of the      acts at all times with a view to the best interests of the
    overall stewardship responsibility,      Corporation and its shareholders.
    should assume responsibility for the
    following matters:                       The Corporation's Corporate Governance Guidelines are attached to this Management Information Circular as Schedule "G" and are also available on the Corporation's website.

    (b) adoption of a strategic planning     The directors review the Corporation's overall business strategy
        process;                             and its annual business plan.

    (c) the identification of the            The directors review the principal risks of the Corporation's
        principal risks of the               business and ensure that appropriate systems are in place to
        corporation's business and           manage these  risks. The principal risks the Corporation faces in
        ensuring the implementation of       the business and the industry are summarized in the Annual Report
        appropriate systems to manage        for the period ended  December 31, 2004 under Risks and
        these risks;                         Uncertainties in Management's Discussion and Analysis.

    (d) succession planning, including       The Human Resources Committee considers policies and principles
        appointing, training and             for the selection and retention of senior management and, in
        monitoring senior management;        coordination with the Corporate Governance Committee and the chairman of the Board, succession planning for senior management.
                                             The charter of the Human Resources Committee is attached to this
                                             Management Information Circular as Schedule "C" and is also available on the Corporation's website.

    (e) a communications policy for the      The Corporation endeavors to keep its shareholders informed of its
        corporation; and                     progress through a comprehensive annual report, quarterly interim reports and periodic press releases.  It also maintains a website that provides summary information about the Corporation and ready access to its published reports, press releases and regulatory filings. Directors and management meet with the Corporation's shareholders at the annual and special meeting and are available to respond to questions at that time.

                                             Shareholders may send communications to the Corporation's
                                             independent directors by writing to:

                                                     The Presiding Director of the Independent Directors
                                                     c/o Robert E. Lewis
                                                     Vice President, General Counsel and Corporate Secretary

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                      GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    -------------------------------------------------------------------
                                                     Gerdau Ameristeel Corporation
                                                     P.O. Box 31328
                                                     Tampa, Florida
                                                     33631-3328

    (f) the integrity of the                 The Audit Committee is responsible for assisting the Board in its
        corporation's internal control       oversight of the internal controls and disclosure controls at the
        and management information           Corporation. For more information, please see item 13. The charter
        systems.                             of the Audit Committee is attached to this Management Information
                                             Circular as Schedule "A" and is also available on the Corporation's website.

2.  Board Independence                       There are nine directors on the Board. Four of the directors are considered related to the business, because they are part of
    The board of directors of every          management or because of their involvement with Gerdau S.A., the
    corporation should be constituted        Corporation's majority shareholder. The other five directors,
    with a majority of individuals who       constituting a majority of the Board, are unrelated to the business
    qualify as unrelated directors. An       meet the independence and other qualifications of the
    unrelated director is a director who     Sarbanes-Oxley and Act of 2002, the New York Stock Exchange, the
    is independent of management and is      Canadian securities regulatory authorities and all other applicable
    free from any interest and any           laws and regulations.
    business or other relationship which
    could, or could reasonably be            The independent directors are Kenneth W. Harrigan, Joseph J.
    perceived to, materially                 Heffernan, J. Spencer Lanthier, Arthur Scace and Dr. Michael D.
    interfere with the director's ability    Sopko.
    to act with a view to the best
    interests of the corporation, other
    than interests and relationships
    arising from shareholding. A related
    director is a director who is not an
    unrelated director. If the
    corporation has a significant
    shareholder, in addition to a
    majority of unrelated directors, the
    board should include a number of
    directors who do not have interests
    in or relationships with either the
    corporation or the significant
    shareholder and which fairly reflects
    the investment in the corporation by
    shareholders other than the
    significant shareholder. A
    significant shareholder is a
    shareholder with the ability to
    exercise a majority of the votes for
    the election of the board of
    directors.

3.  Individual Unrelated Directors           The directors define an unrelated director as a director who is independent of management and is free from any interest and any
    The application of the definition of     business or other relationship which could, or could reasonably
    "unrelated director" to the              be perceived to, materially interfere with the director's ability
    circumstances of each individual         to act with a view to the best interests of the corporation, other
    director should be the responsibility    than interests and relationships arising from shareholding.
    of the board which will be required
    to disclose on an annual basis           Currently, the Board has a majority of unrelated directors.
    whether the board has a majority of
    unrelated directors or, in the case      The  directors approve the Corporation's Notice of Annual and
    of a corporation with a significant      special meeting and Management Information Circular and Annual
    shareholder, whether the board is        Information Form each year. These documents include biographies
    constituted with the appropriate         about the directors, which include their experience, skills and
    number of directors which are not        expertise. The
    related to

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                      GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    -------------------------------------------------------------------
    either the corporation or the            directors and the officers of the Corporation complete and sign
    significant shareholder. Management      annual questionnaires, which provide the provide the information
    directors are related directors. The     that is included in these reports.
    board will also be required to
    disclose on an annual basis the
    analysis of the application of the
    principles supporting this conclusion.

4.  Nominating Committee                     The Corporate Governance Committee is responsible for identifying and proposing new nominees for the Board in a manner that is
    The board of directors of every          responsive to the Corporation's needs and the interests of its
    corporation should appoint a             shareholders.
    committee of directors composed
    exclusively of outside, i.e.,
    non-management, directors, a majority    The Corporate Governance Committee may retain outside advisors to
    of whom are unrelated directors, with    conduct searches for appropriate nominees. The Corporate
    the responsibility for proposing to      Governance Committee is composed of two members and both of them
    the full board new nominees to the       are unrelated and independent.
    board and for assessing directors on
    an ongoing basis.                        The charter of the Corporate Governance Committee is attached to this Management Information Circular as Schedule "B" and is also available on the Corporation's website.

5.  Assessing the Board's Effectiveness      The Corporate Governance Committee shall review, on an annual basis, the effectiveness of the Board and all Committees of the
    Every board of directors should          Board, other than the Corporate Governance Committee. The
    implement a process to be carried out    Corporate Governance Committee will be reviewed by the chairman
    by the nominating committee or other     of the Board.
    appropriate committee for assessing
    the effectiveness of the board as a
    whole, the committees of the board
    and the contribution of individual
    directors.

6.  Orientation and Education of             The Corporate Governance Committee maintains an orientation and
    Directors                                education program for new directors to familiarize them with the
                                             Corporation and their responsibilities and duties as directors. All
    Every corporation, as an integral        directors who are not related to Gerdau S.A. also receive a proper
    element of the process for appointing    orientation to Gerdau S.A.  The directors are provided with
    new directors, should provide an         adequate information regarding the Corporation and its affairs on
    orientation and education program for    an on-going basis.
    new recruits to the board.

7.  Effective Board Size                     The Corporate Governance Committee examines the size of the
                                             Board and recommends a Board size that facilitates effective
    Every board of directors should          decision-making.
    examine its size and, with a view to
    determining the impact of the number     The Board is currently comprised of nine individuals. The Board
    upon effectiveness, undertake where      considers this to be an appropriate number given the diversity of
    appropriate, a program to reduce the     its operations and the need for a variety of experiences and
    number of directors to a number which    backgrounds to ensure an effective and efficient Board.
    facilitates more effective decision-
    making.

8.  Compensation of Directors                The Corporate Governance Committee is charged with reviewing relevant data to assess the Corporation's competitive position for
    The board of directors should review     the components of director compensation and determining the
    the adequacy and form of the             appropriate total compensation package in order to attract quality
    compensation of directors and ensure     directors to serve on the Board. The compensation of the directors
    the compensation realistically           is summarized earlier in this document.
    reflects the responsibilities and
    risk involved in being an effective
    director.

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                     GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    --------------------------------------------------------------------
9.  Committees and Outside Directors         The directors have established three Committees of the Board: 1)
                                             a Corporate Governance Committee, 2) an Audit Committee and 3) a
    Committees of the board of directors     Human Resources Committee. The directors and each of the
    should generally be composed of          Committees on which they serve are listed on page 5 of the
    outside directors, a majority of whom    Management Information Circular.
    are unrelated directors, although
    some board committees, such as the       The Corporation's Corporate Governance Guidelines as well as the
    executive committee, may include one     charters for each of the Committees are attached to this Management
    or more inside directors.                Information Circular as Schedules "G", "A", "B" and "C", and are
                                             available on the Corporation's website.  They are also available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting:

                                                      Robert E. Lewis
                                                      Vice President, General Counsel and Corporate Secretary
                                                      Gerdau Ameristeel Corporation
                                                      P.O. Box 31328
                                                      Tampa, Florida
                                                      33631-3328

10. Approach to Corporate Governance        The Corporate Governance Committee develops the Corporation's approach to corporate governance and recommends to the Board
    Every board of directors should         corporate governance principles to be followed by the Corporation.
    expressly assume responsibility for,    The Board has adopted Corporate Governance Guidelines, which set out
    or assign to a committee of directors   the functions of the Board and details regarding the composition of
    the general responsibility for,         the Board (including director independence), Board and Committee
    developing the corporation's approach   meetings, the Committees of the Board, director access to management
    to governance issues. This committee    and independent advisors, director compensation, director orientation
    would, among other things, be           and continuing education, the appointment, supervision, succession
    responsible for the corporation's       and development of senior management and a performance assessment of
    response to these governance            the Board and its Committees.
    guidelines.
                                             The Board maintains the Corporation's corporate integrity by ensuring that the Chief Executive Officer and the senior management create a culture of integrity throughout the organization.

                                             The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the TSX guidelines.

11. Position Descriptions                    The Corporate Governance Guidelines adopted by the Board describe the role of the Board and management. They provide that the
    The board of directors, together with    directors will act in good faith and will exercise their business
    the CEO, should develop position         judgment in what they reasonably believe to be the best interests
    descriptions for the board and for       of the Corporation and its shareholders. The Board appoints the
    the CEO, involving the definition of     senior management team, acts as an advisor and counsellor to senior
    the limits to management's               management and monitors performance to ensure that the long term
    responsibilities. In addition, the       interest of the shareholders are being served.
    board should approve or develop the
    corporate objectives which the CEO is    The Human Resources Committee, in consultation with the chairman of
    responsible for meeting.                 the Board, reviews and approves the corporate goals and objectives that are relevant to the Chief Executive Officer's compensation and evaluates his performance in light of those goals and objectives, taking into consideration the responsibilities of the position. For greater

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                      GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    -------------------------------------------------------------------
                                             certainty, the Human Resources Committee has the sole authority to determine and approve the Chief Executive Officer's Compensation.

12. Board Independence                       The chairman of the Board is not a member of management, but he is an officer and director of Gerdau S.A., the Corporation's majority
    Every board of directors should have     shareholder.
    in place appropriate structures and
    procedures to ensure that the board      All of the Committee members are unrelated and independent, with
    can function independently of            each Committee chaired by a person who is not the chairman of the
    management. An appropriate structure     Board or
    would be to:

    (i)  appoint a chair of the board who    Following each regularly scheduled Board meeting, the independent
         is not a member of management       directors meet separately in an executive session. The chairman of
         the with responsibility to          the Corporate Governance Committee has the responsibility to
         ensure board discharges its         preside over the independent director executive sessions and is
         responsibilities, or                referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding
    (ii) adopt alternate means such as       director or at the request of any independent director. The
         assigning this responsibility to    presiding director will, from time to time, discuss with the
         a committee of the board or to a    chairman of the Board potential items for inclusion in the agendas
         director, sometimes referred to     of future meetings of the Board.
         as the "lead director."

    Appropriate procedure may involve the
    board meeting on a regular basis with
    out management present or may involve
    expressly assigning the responsibility
    for administering the board's
    relationship to management to a
    committee of the board

13. Audit Committee                          All three of the Audit Committee members are unrelated, as summarized under the heading "Audit Committee" in the Management
    The audit committee of every board of    Information Circular.
    directors should be composed only of
    outside directors. The roles and         On a quarterly basis, the Audit Committee members meet separately
    responsibilities of the audit            with the external auditors (without the presence of management) to
    committee should be specifically         discuss and review specific issues, as appropriate.
    defined so as to provide appropriate
    guidance to audit committee members      The Audit Committee is responsible for assisting the Board in its
    as to their duties. The audit            oversight of the internal controls and disclosure controls at the
    committee should have direct             Corporation. The Audit Committee will oversee management's design
    communication channels with the          and implementation of an adequate and effective system of internal
    internal and external auditors to        controls at the Corporation, including ensuring adequate internal
    discuss and review specific issues as    audit functions and any significant findings and recommendations
    appropriate. The audit committee         with respect to such internal controls. The Audit Committee will
    duties should include oversight          review the processes for complying with internal control reporting
    responsibility for management            and certification requirements and for evaluating the adequacy and
    reporting on internal control. While     effectiveness of internal controls. The Audit Committee will review
    it is management's responsibility to     the annual and interim conclusions of the effectiveness of the
    design and implement an effective        Corporation's disclosure controls and procedures and internal
    system of internal control, it is the    controls and procedures (including the independent auditor's
    responsibility of the audit committee    attestation that is required to be filed with securities
    to ensure that management has done       regulators).
    so.
                                             The Corporation has engaged Ernst & Young LLP to assist it in documenting and testing the Corporation's internal controls. This work began in mid-2003.

                                             The NYSE Rules require a listed company to maintain an internal audit

              TSX GUIDELINES
     FOR IMPROVED CORPORATE GOVERNANCE                      GERDAU AMERISTEEL GOVERNANCE PRACTICES
-----------------------------------------    -------------------------------------------------------------------
                                             function. As a foreign private issuer, the Corporation is not required to have such a function. However, management has
                                             established a position for an Internal Audit Manager and has been working with the Audit Committee to define the mandate of this position and the internal audit function. Currently, the
                                             Corporation is actively seeking to hire a qualified candidate for the position and expects to do so in the near future.

14. Outside Advisors                         The Corporate Governance Committee has established a system for directors to retain outside advisors. The engagement of an external
    The board of directors should            advisor, the terms of the retainer and the fees paid are approved
    implement a system which enables an      by the Corporate Governance Committee. The chairman of the
    individual director to engage an         Corporate Governance Committee advises the Chief Executive Officer
    outside advisor at the expense of the    of the Corporation of any engagement of an external advisor and
    corporation in appropriate               the terms of the retainer.
    circumstances. The engagement of the
    outside advisor should be subject to
    the approval of an appropriate
    committee of the board.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

            The Corporation provides directors and officers liability insurance with a policy limit of $30 million in each policy year, with no deductible for directors and officers and a deductible of $500,000 for the Corporation. In addition, the Corporation provides employment practice liability insurance with a policy limit of $5 million. The total annual premiums for the policies are $643,250 which is paid in full by the Corporation.

            INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            To the knowledge of the directors and officers of the Corporation, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Corporation or its affiliates during the year ended December 31, 2004 are indicated below:

            During the year ended December 31, 2004, Gerdau S.A., which beneficially owns securities of the Corporation carrying approximately 66.5% of the voting rights attached to the Corporation's Common Shares, had a material interest in the following material transactions:

      - During the first quarter of 2004, Gerdau S.A. guaranteed the following loans from Brazilian banks in favour of the Corporation:
            (i) a $20.0 million, one year, 2.65% interest bearing loan; and (ii) a $5.0 million, one year, 2.56% interest bearing loan. Both of these loans were repaid as of November 30, 2004.

      - On April 16, 2004, the Corporation issued and sold 26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.'s ownership to approximately 72% of Common Shares then outstanding.

      - On October 19, 2004, Gerdau S.A. purchased 35,000,000 Common Shares of 70,000,000 Common Shares offered by the Corporation pursuant to a supplemental PREP prospectus of the Corporation dated October 14, 2004 and filed with the securities regulatory authorities in Canada and with the U.S.

            Securities Exchange Commission on October 15, 2004. Subsequently, on November 18, 2004, Gerdau S.A. purchased 4,381,000 additional Common Shares pursuant to the offering's over-allotment option. This transaction reduced Gerdau S.A.'s share ownership to approximately 66.5% Common Shares then outstanding.

                             APPOINTMENT OF AUDITORS

            The management representatives designated in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the auditors of the Corporation to hold office until the next annual and special meeting of shareholders, and to authorize the directors to fix the auditors' remuneration. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation in 2002, and before that served as the auditors of Co-Steel Inc. for more than five years.

AUDIT FEES

            PricewaterhouseCoopers LLP billed the Corporation for the following fees in the last two fiscal years:

                             2003         2004
                         -----------  -----------
Fees for Audit Services  $ 1,057,000  $ 1,020,000
Audit-Related Fees       $   100,000  $   101,000
Tax Fees                 $   277,000  $   180,000
All Other Fees               nil          nil

            Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

            Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to acquisitions, accounting consultations and audits in connection with acquisitions, accounting consultations regarding accounting standards, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

            Tax fees are for professional services rendered for tax compliance, assistance with tax audits and inquiries, tax advice and tax planning on certain transactions.

PRE-APPROVAL POLICIES AND PROCEDURES

            All 2004 fees were approved in advance by the Audit Committee.

            Of the fees reported in this Management Information Circular for 2004, none of the fees billed by PricewaterhouseCoopers LLP were approved by the Audit Committee of the Board of Directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                             ADDITIONAL INFORMATION

            Financial information for the financial year ended December 31, 2004, is provided in the Corporation's comparative financial statements and management's discussion and analysis (MD&A) which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at
Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328 (813) 207-2372 or
ir@gerdauameristeel.com.

            Copies of the Corporation's current Annual Information Form (AIF), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this Management Information Circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to shareholders of the Corporation.

            The Annual Report (including the financial statements and MD&A), the AIF, the financial statements of the Corporation presented in accordance with Canadian generally accepted accounting principles (GAAP), and other information relating to the Corporation are available on SEDAR at www.sedar.com.

                               DIRECTORS' APPROVAL

            The contents of this Management Information Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                                      By Order of the Board of Directors

                                      ROBERT E. LEWIS
                                      Vice President, General Counsel and
                                      Corporate Secretary

Tampa, Florida
March 25, 2005

                               INDEX TO SCHEDULES

                                                                            Page
                                                                            ----

SCHEDULE A - AUDIT COMMITTEE CHARTER.......................................    1

SCHEDULE B - CORPORATE GOVERNANCE COMMITTEE CHARTER........................    8

SCHEDULE C - HUMAN RESOURCES COMMITTEE CHARTER.............................   18

SCHEDULE D - WHISTLE BLOWER POLICY.........................................   23

SCHEDULE E - CODE OF ETHICS AND BUSINESS CONDUCT...........................   26

SCHEDULE F - CODE OF ETHICS APPLICABLE TO SENIOR EXECUTIVES................   41

SCHEDULE G - CORPORATE GOVERNANCE GUIDELINES...............................   43

SCHEDULE H - RESOLUTION OF THE SHAREHOLDERS................................   52

                      SCHEDULE A - AUDIT COMMITTEE CHARTER

                          GERDAU AMERISTEEL CORPORATION
                             AUDIT COMMITTEE CHARTER
                            (ADOPTED MARCH 23, 2005)


1.       PURPOSE

         The Audit Committee has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of the Company, including the audit of the financial statements of the Company.

         The Audit Committee is responsible for assisting the Board in its oversight of:

         o the integrity of the Company's financial statements and related disclosure;

         o the Company's compliance with legal and regulatory requirements;

         o the independent auditor's qualifications, performance and independence;

         o        the performance of the Company's internal audit function;

         o        the internal controls and disclosure controls at the Company;
                  and

         o any additional matters delegated to the Audit Committee by the Board.

         The Audit Committee shall prepare all reports of the Audit Committee required to be included in the Company's annual proxy statement, as required by the rules of the Canadian securities regulatory authorities (the "CSRA") and the U.S. Securities and Exchange Commission (the "SEC") from time to time. Currently no report of the Audit Committee is required.

2.       COMPOSITION AND QUALIFICATIONS

         (A)      MEMBERS

         The Audit Committee shall be comprised of three or more members of the Board, as the Board may determine from time to time. Members of the Audit Committee will be appointed by the Board, taking into account any recommendation that may be made by the Corporate Governance Committee. Any member of the Audit Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Corporate Governance Committee. If a vacancy exists, the remaining members of the Audit Committee may exercise all of their powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Audit Committee.

         (B)      QUALIFICATIONS

         Each Member of the Audit Committee shall meet the independence and other qualification requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the CSRA and all other applicable laws and regulations. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise as such qualification is interpreted by the Board in its business judgment. At least one member shall be an "Audit Committee Financial Expert", as such term is defined by the SEC. In addition, at least a majority of the members must be residents of

         Canada (so long as this is required under applicable law). A member of the Audit Committee may not serve on more than two other public company audit committees except with prior approval of the Board.

         (C)      INDEPENDENCE

         Members of the Audit Committee (i) may not accept any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries, other than director and committee fees and pension or other form of deferred compensation for prior service and (ii) may not be an affiliated person (within the meaning of applicable law or regulations) of the Company or any of its subsidiaries.

3.       DUTIES AND RESPONSIBILITIES

         The Audit Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

         (A)      APPOINTMENT AND REVIEW OF INDEPENDENT AUDITOR

         o The Company's independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, oversee and evaluate and, where appropriate, replace the independent auditors, subject to shareholder approval where applicable. In connection with the Audit Committee's oversight of the independent auditor the Audit Committee will have the following responsibilities and take the following actions:

                  o The Audit Committee will review and approve the independent auditor's engagement letters and the fees to be paid to the independent auditors.

                  o The Audit Committee will obtain and review with the lead audit partner annually or more frequently as the Audit Committee considers appropriate, a report by the independent auditor describing: (A) the independent auditor's internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (C) in order to assess the independent auditor's independence, all relationships between the independent auditor and the Company.

                  o After reviewing the report referred to above and the independent auditor's performance throughout the year, the Audit Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the officer in charge of internal audit and the Company's internal auditors (or other personnel responsible for the internal audit function). The Audit Committee will also consider, if appropriate and in order to assure continuing auditor independence, whether there should be a rotation of the audit firm itself. The Audit Committee will present its conclusions to the Board.

                  o The Audit Committee will obtain confirmation and assurance as to the independent auditor's independence, including ensuring that it submits on a periodic basis (not less than annually) to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking appropriate action in response to the independent auditor's report to satisfy itself of its independence.

                  o The Audit Committee will resolve disagreements between management and the independent auditor regarding financial reporting.

                  o The Audit Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and make recommendations about whether the Company should continue with that independent auditor.

                  o The Audit Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

                  o The Audit Committee will review and approve the Company's hiring of employees and former employees of the independent auditor or former independent auditors.

         (B)      PRE-APPROVAL OF NON-AUDIT SERVICES

         o The Audit Committee will pre-approve the appointment of the independent auditor for any non-audit service to be provided to the Company, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, the Independence Standards of the Canadian Institute of Chartered Accountants or the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

         (C)      REVIEW OF THE INTERNAL AUDIT FUNCTION

         o The Audit Committee will review the mandate, budget, plan and scope of activities, staffing and organizational structure of the internal audit function to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the independent auditor.

         o The Audit Committee will review the appointment and replacement of the officer in charge of the internal audit and will review the significant reports to management prepared by the internal auditing department and management's responses to such report.

         o The Audit Committee has the authority to communicate directly with the officer in charge of the internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities, but not less often than annually, the Audit Committee will meet privately with the officer in charge of the internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of the internal audit.

         (D)      REVIEW OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

         o The Audit Committee will review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosure under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and any reconciliation of the Company's financial statements, before recommending them for approval by the Board for release and filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable.

         o The Audit Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes to the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of the Company; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and
                  (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non-GAAP information) as well as any financial information and earnings guidance provided to analysts and rating agencies.

         o The Audit Committee will review reports required to be submitted by the independent auditors concerning: (A) all critical accounting policies and practices used; (B) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and (C) any other material written communications with management.

         o The Audit Committee will review earnings press releases and other press releases containing financial information based on the Company's financial statements prior to their release. The Audit Committee will also review the use of "pro forma" or "adjusted" non-GAAP information in such press releases.

         o The Audit Committee will discuss generally (meaning a discussion of the types of information to be disclosed and the type of presentation to be made) financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

         o The Audit Committee will review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

         o The Audit Committee will discuss with the independent auditors the matters required to be disclosed by Statement on Auditing Standards No. 61 (as may be modified or supplemented) and the matters in the written disclosures required by Independence Standards Board Standard No. 1 relating to the conduct of the audit.

         o The Audit Committee will review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

         o The Audit Committee will review significant changes in accounting or auditing policies.

         o The Audit Committee will oversee management's design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee will review the annual and interim conclusions of the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

         o The Audit Committee will regularly review with the independent auditor any problems or difficulties the independent auditor encountered in the course of its audit work, including any change in the scope of the planned audit activities and any restrictions placed on the scope of such activities or access to requested information, management's response to such problems and difficulties and any significant disagreements with management. The Audit Committee will also review with the independent auditor any material communications with the independent auditor, including any "management" or "internal control" letters or schedule of unadjusted differences.

         o The Audit Committee will review with management and any outside professionals as the Audit Committee considers appropriate important trends and developments in financial reporting practices and requirements and their effect on the Company's financial statements.

         o The Audit Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

         o The Audit Committee will discuss guidelines and policies governing the process by which risk assessment and risk management are undertaken and meet with management to review and assess the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

         o The Audit Committee will review with management and the general counsel or any external counsel as the Audit Committee considers appropriate any legal, regulatory or other matters (including pending litigation, claims, contingencies and tax assessments) which may have a material effect on the Company and its financial statements, any material reports or inquiries from regulatory or governmental agencies and corporate compliance policies or codes of conduct.

         o The Audit Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements or the performance of the internal audit function.

         o The Audit Committee will review with management the status of significant taxation matters of the Company.

         o The Audit Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

         (E)      COMPLAINTS PROCEDURE

         o        The Audit Committee will establish procedures for

                  (i) the receipt, retention and treatment of complaints and concerns received by the Company regarding accounting, internal accounting controls and auditing matters, and

                  (ii) the confidential and/or anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. This will include the establishment of a whistleblower policy and an employee "hotline" for making anonymous submissions.

         (F)      ASSESSMENT

         o The Audit Committee will review and reassess annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.

4.       REPORTING

         The Audit Committee will regularly report to the Board on:

         o        the independent auditor's independence;

         o the performance of the independent auditor and the Audit Committee's recommendations regarding its reappointment or termination;

         o        the performance of the internal audit function;

         o the adequacy of the Company's internal controls and disclosure controls;

         o its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company's financial statements, including any issues with respect to the quality or integrity of the financial statements;

         o its review of the annual and interim management's discussion and analysis;

         o the Company's compliance with legal and regulatory requirements related to financial reporting; and

         o all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

5.       CHAIR

         Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed. In the Chair's absence, the Audit Committee may select another member as Chair by majority vote. The Chair will have the right to exercise all powers of the Audit Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

6.       MEETINGS

         The Audit Committee will determine the date, time and place of its meetings, but will meet at least quarterly. The Audit Committee may meet on not less than 48 hours written or verbal notice from the Chair to all members (or without notice if all persons entitled to notice have waived or are deemed to have waived such notice). If the Chair is absent or if the position is vacant, any member may call a meeting. The Audit Committee may establish those procedures it deems appropriate, such procedures to be in keeping with those adopted by the Board. The Audit Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. In the event of a tie, the Chairperson will have the second, or casting vote in addition to his or her original vote.Without a meeting, the Audit Committee may act by unanimous written consent of all members. However, the Audit Committee may delegate to one or more of its members the authority to grant pre-approvals of audit and permitted non-audit services, provided the decision is reported to the full Audit Committee at the next scheduled meeting.

7.       QUORUM

         A majority of the members of the entire Audit Committee will constitute a quorum for the transaction of business decisions.

8.       SECRETARY AND MINUTES

         The Controller of the Company, or such other person as may be appointed by the Chair of the Audit Committee, will act as the secretary of the Audit Committee. The minutes of the Audit Committee will be in writing and duly entered in the books of the Company. The minutes of the Audit Committee will be available to all other members of the Board.

9.       APPOINTMENT AND REMOVAL

         The members of the Audit Committee shall be appointed by the Board at its first meeting following the annual meeting of shareholders and shall serve until their successors are elected or until their earlier deaths, resignation or removal, with or without cause in the discretion of the Board.

         Any member may be removed and replaced at any time without cause by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified and independent members of the Board for the remainder of the unexpired term. If a vacancy exists on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

10.      ACCESS TO OUTSIDE ADVISORS

         The Audit Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. The Company will provide the Audit Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

11.      LIMITATIONS

         While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP. This is the responsibility of management and the independent auditors.

              SCHEDULE B - CORPORATE GOVERNANCE COMMITTEE CHARTER

                          GERDAU AMERISTEEL CORPORATION

                     CORPORATE GOVERNANCE COMMITTEE CHARTER

                            (ADOPTED MARCH 28, 2005)


INTRODUCTION

1.       DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them in Schedule "A".

2.       PURPOSES

The purposes of the Corporate Governance Committee are to shape the Corporation's approach to corporate governance and recommend to the Board corporate governance principles to be followed by the Corporation, identify candidates for Board membership, educate Directors and assess their performance on an on-going basis.

PRINCIPAL DUTIES OF THE COMMITTEE

3.       USE OF JUDGMENT

The Members must apply judgment while carrying out the responsibilities of the Governance Committee, having regard to the purposes of the Governance Committee as described above. Nothing in this Charter is intended to supplant the exercise of that judgment, which may require Members to perform additional duties, not referred to below, as are warranted in the circumstances or as may be required by law.

4.       BOARD SUCCESSION PLAN

The Governance Committee must develop a Board succession plan.

5.       IDENTIFYING CANDIDATES FOR NOMINATION AS A DIRECTOR

         (a) The Governance Committee must develop a list of candidates for Board membership with a view to enhancing the independence and quality of nominees to be selected by the shareholders at the next annual general meeting of shareholders. The search for candidates should extend beyond the traditional sources in order to seek men and women with a desired mix of experience and competencies.

         (b) The Governance Committee must assess whether each of the candidates identified in paragraph (a) of this section would be an Independent Director.

         (c) The Chair must, with the assistance of the Chair of the Board and one or more other Directors appointed by the Board, approach candidates for Board membership, with or without the Chief Executive Officer, to:

                  (i) explore the candidates' interest in joining the Board and seek their consent to act as a Director; and

                  (ii) ensure that interested candidates fully understand the role of a director and the contribution they are expected to make, including the commitment of time and energy that the Corporation expects of its Directors.

         (d) Based on foregoing the Governance Committee will nominate persons for the Board.

6.       EDUCATION OF DIRECTORS

         (a) The Governance Committee must ensure that new Directors are given a proper orientation to both the Corporation and their responsibilities and duties as directors of the Corporation. In addition, the Governance Committee must ensure that Directors who are not related to Gerdau S.A. receive a proper orientation to Gerdau S.A.

         (b) The Governance Committee must ensure that Directors receive adequate information, including information regarding the Corporation and its affairs, on an on-going basis in order properly to discharge their duties.

7.       PERFORMANCE ASSESSMENT OF THE BOARD, BOARD COMMITTEES AND INDIVIDUAL
         DIRECTORS

         (a) The Governance Committee must review, on an annual basis, the effectiveness of the Board and all committees of the Board, other than the Governance Committee. The Governance Committee must be reviewed by the Chair of the Board.

         (b) The Governance Committee must, on an annual basis, review the credentials of the current Directors and assess the contribution of individual Directors to assess their suitability for re-election.

         (c) The fact that the Directors are assessed must be publicly disclosed. However, the results of the assessment must remain confidential and must not be publicly disclosed.


8.       DEVELOP APPROACH TO CORPORATE GOVERNANCE

         The Governance Committee has the authority and responsibility to:

         (a) develop or review the charters of the Board, the Audit Committee, the Human Resources Committee, the Corporate Governance Committee and other committees of the Board and recommend to the Board the adoption of or amendments to the charters;

         (b) consider succession planning and recommend to the Chairman policies and principles for the selection and performance review of the Chief Executive Officer and other key senior management, as well as policies regarding succession in the event of an emergency or the retirement of the Chief Executive Officer or other key senior management and for the appointment, training and monitoring of officers of the Corporation generally;

         (c) examine the size of the Board and recommend a Board size that facilitates effective decision-making;

         (d) taking into consideration the recommended size of the Board, recommend the number of Board positions to be filled by Independent Directors bearing in mind the requirement that a majority of the Board must be composed of Directors who are independent until October, 2006 and any applicable laws or corporate governance guidelines, including those of the Toronto Stock Exchange;

         (e) study and recommend the implementation of structures and procedures to ensure that the Board can function independently of management and without conflicts of interest. Consideration should be given to:

                  (i) charging an Outside Director with this stewardship responsibility;

                  (ii) delineating the roles, duties and responsibilities of the Board and management and ensuring that these boundaries are understood and respected;

                  (iii) holding, following each Board meeting, an in camera meeting of the Directors who are Independent Directors (with the Chair of the Governance Committee to act as secretary of such meeting); and

                  (iv) adopting a policy that requires the Board, or a committee of the Board, to approve specified decisions and that specifies those decisions that may be delegated to management;

         (f) monitoring the relationship between officers and the Board, and recommending a process whereby the Directors will have access to, and have an effective relationship with, management of the Corporation;

         (g) working with the Chief Executive Officer and other members of management to ensure that the Corporation has a healthy corporate governance culture; and

         (h) monitoring developments in the area of corporate governance and undertaking

         (i) other initiatives that may be desirable to maintain the highest standards of corporate governance; and

         (j) reviewing relevant data to assess the Corporation's competitive position for the components of director compensation and determining the appropriate total compensation package in order to attract quality directors to serve on the Board.

9.       REPORTING TO THE BOARD

The Governance Committee must report to the Board on all significant matters dealt with by the Governance Committee.

10.      REPORTING TO SHAREHOLDERS

The Governance Committee must approve the "Statement of Corporate Governance Practices" section of the Corporation's management information circular.

REVIEW AND DISCLOSURE OF CHARTER

11.      REVIEW OF CHARTER

This Charter must be reviewed by the Corporate Governance Committee at least annually and be submitted to the Board for approval with such amendments as the Governance Committee proposes.

ORGANIZATION OF THE COMMITTEE

12.      NUMBER OF MEMBERS

The Governance Committee shall consist of at least two Members, to be appointed by the Board on the recommendation of the Chair of the Board.

13.      QUALIFICATIONS

         (a)      Only a Director is eligible to be a Member.

         (b) Until October 2006, a majority of the Members must be Independent Directors.

         (c) The composition of the Governance Committee must comply with any applicable laws, including any requirement regarding Canadian residency.

14.      CHAIR

         (a) Each year, the Board must appoint one Member to be Chair of the Governance Committee.

         (b) If, in any year, the Board does not appoint a Chair, the incumbent Chair shall continue in office until a successor is appointed.

15.      COMPENSATION OF MEMBERS

Members are entitled to compensation for acting as Members of the Governance Committee as the Board may from time to time determine, and the compensation may exceed the compensation paid to other directors of the Corporation to reflect the time-consuming nature and level of responsibility of the Governance Committee's work.

16.      REMOVAL AND VACANCIES

Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member as soon as the Member ceases to meet the qualifications set out in subsection 13. The Board must fill vacancies in the Governance Committee by appointment from among the Directors. If a vacancy exists on the Governance Committee, the remaining Members may exercise all its powers if a quorum remains in office.

17.      TENURE

Each Member must hold office until his or her term as a Member of the Corporate Governance Committee expires or is terminated.

MEETINGS

18.      NOTICE OF MEETINGS

         (a) The Chair may call a meeting of the Governance Committee at any time, and must call a meeting of the Governance Committee when requested to do so by a Member.

         (b) The Governance Committee may invite any person to attend any meeting of the Governance Committee.

         (c) Notice of the time and place of each meeting of the Governance Committee must be given to each Member and any invitees by telephone or other electronic means or by written notice not less than 48 hours before the time of the meeting, and, subject to the requirements of applicable law, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the Governance Committee may be held at any time without notice if all the Members have waived or are deemed to have waived notice of the meeting. A Member participating in the meeting is deemed to have waived notice of the meeting except where a Member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

19.      TIMES AND PLACES OF MEETINGS AND ELECTRONIC MEETINGS

         (a) The Governance Committee must meet as often as the Governance Committee feels is appropriate to fulfill its responsibilities, which must not be less frequently than annually, at times and places to be determined by the Chair.

         (b) A meeting of the Governance Committee may be held by telephone, or through electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a person participating in a meeting by that means is deemed to be present at that meeting.

20.      MEETING AGENDAS

The Chair must establish the agenda for each meeting and use his or her best efforts to circulate materials in advance to ensure sufficient time to review and consider the materials before the meeting.

21.      QUORUM

A quorum at any meeting of the Governance Committee is a majority of the Members, provided that if the Governance Committee consists of only two members, a quorum shall be both Members.

22.      VOTING AND APPROVAL

         (a) Each Member is entitled to one vote in Governance Committee proceedings.

         (b) Questions arising at any meeting of the Governance Committee must be decided by a majority of votes.

23.      PROCEDURE

The procedure at meetings is to be determined by the Governance Committee unless otherwise determined by the by-laws of the Corporation or by a resolution of the Board.

24.      SECRETARY

The Chair will determine the secretary of the Governance Committee.

25.      TRANSACTION OF BUSINESS

The powers of the Governance Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all Members entitled to vote on that resolution at a meeting of the Governance Committee.

26.      MINUTES OF MEETINGS

The Governance Committee must keep minutes of its proceedings and circulate a copy of the minutes to each Director on a timely basis.

RETENTION OF EXPERTS

27.      RETENTION OF EXPERTS

         (a) The Governance Committee may engage such experts, without Board approval and at the expense of the Corporation, as it considers necessary to perform its duties.

         (b) The Governance Committee has the sole authority to retain and to terminate any search firm to be used to identify candidates for Board membership, including sole authority to approve the search firm's fees and other retention terms.

ACCESS TO RECORDS

28.      ACCESS TO RECORDS

The Governance Committee, and any experts engaged by the Governance Committee, shall be given access to all records and information relating to the Corporation that they believe are relevant to the performance of their duties.

                         CORPORATE GOVERNANCE COMMITTEE
                                  SCHEDULE "A"
                                   DEFINITIONS

"AFFILIATE" has the meaning attributed to that term in the Business Corporations Act (Ontario).

"BOARD" means the board of directors of the Corporation.

"CHARTER" means this Governance Committee charter and, unless otherwise indicated, references to sections are to sections in this Charter.

"CHAIR" means the individual appointed to chair the Governance Committee under section 14.

"DIRECTOR" means a member of the Board.

"GOVERNANCE COMMITTEE" means the corporate governance committee of the Corporation.

"INDEPENDENT" means independent of management of the Corporation, Gerdau S.A. and their Affiliates and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the person's ability to act with a view to the best interests of the Corporation, other than interests or relationships arising from shareholding.

"MEMBER" means a Director appointed to the Governance Committee by the Board.

"OUTSIDE DIRECTOR" means a Director who is not an officer or employee of the Corporation or any of its Affiliates.

                 SCHEDULE C - HUMAN RESOURCES COMMITTEE CHARTER

                          GERDAU AMERISTEEL CORPORATION
                        HUMAN RESOURCES COMMITTEE CHARTER
                            (ADOPTED MARCH 23, 2005)

1.       PURPOSE

         The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

         o the selection and retention of senior management and succession planning for senior management;

         o the compensation of the Chief Executive Officer and senior management;

         o        professional development for senior management;

         o the management of pension and significant benefit plans for employees;

         o the production of an annual report on senior management compensation for inclusion in the management information circular/proxy statement in accordance with applicable rules and regulations;

         o the development of the Company's human resources strategy and the regular review of updates relating to the Company's employees; and

         o any additional matters delegated to the Human Resources Committee by the Board.

2.       MEMBERS

         The Human Resources Committee shall consist of at least three members of the Board, as the Board shall determine from time to time. All of the members of the Human Resources Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations; accordingly, none of the members of the Human Resources Committee will be eligible to participate in the Company's Executive Compensation Program. In addition, at least a majority of the members must be residents of Canada (so long as this is required under applicable law).

3.       DUTIES

         The Human Resources Committee is responsible for performing the duties set out below as well as any other duties that are delegated to the Human Resources Committee by the Board.

         (A)      SENIOR MANAGEMENT

         The Human Resources Committee will review the Company's organizational structure and consider policies and principles for the selection and retention of management and, in coordination with the Corporate Governance Committee and the chairman of the Board, succession planning for senior management.

         (B)      SENIOR MANAGEMENT DEVELOPMENT

          The Human Resources Committee will:

         o in coordination with the Corporate Governance Committee, review and monitor executive development programs, including training and retention programs for members of senior management;

         o recommend policies and principles for performance reviews of members of senior management, and review and monitor the practices used to evaluate members of senior management; and

         o review the Chief Executive Officer's recommendations with respect to the recruitment, promotion, transfer and termination of other members of senior management.

         (C)      EMPLOYMENT AND SEVERANCE ARRANGEMENTS

         The Human Resources Committee will approve employment agreements, severance arrangements, change in control agreements or provisions, separation agreements or any amendments thereto that are to be entered into by the Chief Executive Officer or senior management and any changes to relevant contractual arrangements and provisions, including pension arrangements, for all members of senior management.

         (D)      INCENTIVE COMPENSATION PLANS AND EQUITY-BASED PLANS

         The Human Resources Committee will:

         o make recommendations to the Board with respect to senior management compensation and the adoption, amendment, termination or replacement of incentive compensation plans and equity-based plans; and

         o approve any incentive compensation or equity-compensation plans, amendments to such plans, and annual grants or awards under such plans to members of senior management subject to shareholder or Board approval, as appropriate.

         (E)      HUMAN RESOURCES STRATEGIES

         The Human Resources Committee will:

         o review and monitor the Company's practices for supporting diversity in the workplace and its compliance with applicable human rights laws; and

         o review and monitor the Company's human resources strategies for consistency with the Company's vision, mission and core values.

         (F)      BENEFIT PLANS AND PERQUISITES

         The Human Resources Committee will review and approve all benefit plans designed primarily for members of senior management and on at least an annual basis, shall review any other perquisites granted to members of senior management.

         (G)      PENSION MATTERS

         The Human Resources Committee will discharge the ultimate fiduciary responsibilities that reside with the Board for pension and employee welfare plans sponsored by the Company and all majority-owned subsidiaries and will render appropriate reports to the Board.

         The Human Resources Committee has established a Benefits Plan Investment Committee, charged with the responsibilities of

         o overseeing the investment of plan assets, including preparing, amending or confirming, as appropriate, statements of investment policies and procedures for each benefit plan as required; and

         o selecting and monitoring the investment choices in plans offering investment choices to participants.

         The Human Resources Committee has also established a Benefits Plan Administrative Committee, charged with the responsibilities of

         o performing any duty or responsibility delegated, and having any power granted, by any benefit plan or policy sponsored by the Company or any of its subsidiaries to the Company or the Board of the sponsoring employer with respect to day-day administrative functions;

         o performing any duty or responsibility delegated, and having any power granted, by any benefit plan or policy sponsored by the Company or any of its subsidiaries to the Company or other sponsoring employer as "Plan Administrator" or similar position (excluding, however, any duty, responsibility or power relating to the investment of plan assets); and

         o specifically establishing policies and procedures, determining benefit claims and appeals when appropriate, selecting and contracting with service providers, determining employee cost sharing, terminating employment due to disability and making resolutions as permitted by the benefit plan.

         The Benefits Plan Investment Committee and the Benefits Plan Administrative Committee will be supervised by the Human Resources Committee and will report to the Human Resources Committee respecting all matters on a regular basis.

         From time to time, the Human Resources Committee will review and approve policies relating to the Company's pension plans, especially investment policies and objectives, funding policies and the performance of investment managers in relation to agreed-upon investment performance mandates and criteria.

         (H)      EVALUATION AND COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         The Human Resources Committee, in consultation with the chairman of the Board, will:

         o review and approve the corporate goals and objectives that are relevant to the Chief Executive Officer's compensation;

         o evaluate the Chief Executive Officer's performance in light of those goals and objectives, taking into consideration the responsibilities of the position;

         o determine and approve the Chief Executive Officer's compensation based on the evaluation referred to above, the experience of the incumbent, compensation paid to chief executive officers and senior management in comparable organizations, the Company's performance and relative shareholder return, compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies, the compensation paid to the Chief Executive Officer in prior years, and the Committee's assessment of the Chief Executive Officer's current and expected contribution to the Company's success. For greater certainty, the Human Resources Committee has the sole authority to determine and approve the Chief Executive Officer's compensation; and

         o        recommend to the Board remedial action where necessary.

         (I)      EVALUATION AND COMPENSATION OF SENIOR MANAGEMENT

         The Human Resources Committee will review and approve corporate goals and objectives relevant to the compensation of senior management, review the Chief Executive Officer's evaluation of the performance of senior management in light of those goals and objectives and determine and approve, based on the Chief Executive Officer's recommendation, the compensation (annual salary, bonus and other compensation) of members of senior management.

         For the purposes of this charter, references to "senior management" mean officers of the Company or its business groups at the level of Corporate Vice President or Mill Vice President/Manager (or an equivalent title) or Downstream Region Manager or above.

4.       REPORTING

         The Human Resources Committee will:

         o regularly report to the Board on all significant matters it has addressed and with respect to such other matters as are within its responsibilities; and

         o produce an annual report on senior management compensation for inclusion in the management information circular/proxy statement in accordance with applicable rules and regulations.

5.       REVIEW AND DISCLOSURE

         From time to time, the Corporate Governance Committee will review this Charter and recommend to the Board any amendments it deems necessary.

         A summary of this Charter must be disclosed annually in the Company's management information circular.

6.       ASSESSMENT

         At least annually, the Corporate Governance Committee will review the effectiveness of the Human Resources Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

7.       CHAIR

         Each year, the Board will appoint one member to be Chair of the Human Resources Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed. In the Chair's absence, the Human Resources Committee may select another member as Chair by majority vote. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

8.       MEETINGS

         The Human Resources Committee will determine the date, time and place of its meetings, but will meet at least twice annually. The Committee may meet on not less than 48 hours written or verbal notice from the Chair to all members (or without notice if all persons entitled to notice have waived or are deemed to have waived such notice). If the Chair is absent or if the position is vacant, any member may call a meeting. The Human Resources Committee may establish those procedures it deems appropriate, such procedures to be in keeping with those adopted by the Board. All decisions will be by majority vote. In the event of a tie, the Chairperson will have the second, or casting vote in addition to his or her original vote.

9.       QUORUM

         A majority of members of the Human Resources Committee will constitute a quorum for the transaction of business decisions.

10.      SECRETARY AND MINUTES

         The Secretary of the Company, or such other person as may be appointed by the Chair of the Human Resources Committee, will act as the secretary of the Human Resources Committee. The minutes of the Human Resources Committee will be in writing and duly entered in the books of the Company. The minutes of the Committee will be available to all other members of the Board, redacted as may be determined necessary by the Chair to excise any sensitive personnel information not otherwise material to the Board.

11.      APPOINTMENT AND REMOVAL

         The members of the Human Resources Committee shall be appointed by the Board at its first meeting following the annual meeting of shareholders and shall serve until their successors are elected or until their earlier deaths, resignation or removal, with or without cause in the discretion of the Board.

         Any member may be removed and replaced at any time without cause by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Human Resources Committee by appointment from among qualified and independent members of the Board for the remainder of the unexpired term. If a vacancy exists on the Human Resources Committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

12.      ACCESS TO OUTSIDE ADVISORS

         In carrying out its duties, the Human Resources Committee may retain any outside advisor without Board approval at the expense of the Company at any time and has the authority to determine any such advisor's fees and other retention terms. For greater certainty, the Human Resources Committee has sole authority to retain and terminate any search firm, compensation consultant or advisor to be used to evaluate the compensation or performance of the Chief Executive Officer or other senior management.

                       SCHEDULE D - WHISTLE BLOWER POLICY

                          GERDAU AMERISTEEL CORPORATION
     PROCEDURES FOR ADDRESSING COMPLAINTS ABOUT ACCOUNTING MATTERS (WHISTLE
                                 BLOWER POLICY)
                            (ADOPTED MARCH 15, 2005)

1.       PURPOSE

         The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. In order to facilitate the reporting of employee complaints the Company's Audit Committee has established the following procedures for (a) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters ("Accounting Matters"), and (b) the confidential and anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters.

         Reference is also made to the "Administration and Reporting" section within the Company's Code of Ethics and Business Conduct, which deals with reports of wrongdoing generally and the Code of Ethics Applicable to Senior Executives.

2.       SCOPE

These procedures relate to complaints or concerns relating to any questionable Accounting Matters, including, without limitation, the following:

         o fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

         o fraud or deliberate error in the recording and maintaining of financial records of the Company;

         o deficiencies in or noncompliance with the Company's internal accounting controls;

         o misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

         o deviation from full and fair reporting of the Company's financial condition.

3.       PROCEDURES

         (A)      SUBMISSION OF COMPLAINTS

         In submitting a complaint or concern regarding Accounting Matters employees, shareholders and others should exercise due care to ensure the accuracy of information.

                  (i) Employees, shareholders or others may report their complaints or concerns regarding Accounting Matters to the General Counsel of the Company by phone (813-207-2322) or by mail addressed to the General Counsel or the Chairman of the Audit Committee at Gerdau Ameristeel Corporation, P.O. Box 31328, Tampa, Florida 33631.

                           The General Counsel will forward a copy of the same, to the extent appropriate, to the Chair of the Audit Committee. The person submitting a complaint or concern regarding Accounting Matters should include a telephone number at which she or he can be contacted if the General Counsel or the Audit Committee determines that contact is appropriate.

                  (ii) Employees may report their complaints or concerns regarding Accounting Matters on a confidential or anonymous basis by telephone to the ethics hotline at
                           (800) 732-7116.

         (B)      TREATMENT OF COMPLAINTS

         For each complaint or concern regarding Accounting Matters (an "Accounting Complaint"), an inquiry will be initiated to determine if the complaint or concern can be substantiated or has merit. The inquiry will be made by the General Counsel or person designated by the General Counsel unless the Audit Committee designates another person to review the Accounting Complaint (the "Investigator").

         When possible, the Investigator will acknowledge receipt of the Accounting Complaint to the person who submitted it.

         The Investigator will conduct an informal inquiry or review in order to determine, in his or her reasonable judgment, whether a reasonable basis exists for pursuing an investigation or further review of the Accounting Complaint. The purpose of this informal inquiry or review is to screen Accounting Complaints so that the Audit Committee does not have to examine immaterial, frivolous or spurious reports of wrongdoing.

         The Investigator will forward the Accounting Complaint to the Chair of the Audit Committee along with any conclusions she or he may have reached about the merit of the Accounting Complaint.

         Following receipt of the Investigator's report, the Audit Committee will review each matter reported and recommend that the Company or Board take prompt and appropriate corrective or disciplinary action, where necessary. The Audit Committee may enlist employees of the Company (including the General Counsel) and/or outside legal, accounting or other advisors to assist with the investigation or further review of the Accounting Complaint. The Board will be informed of all investigations and reviews upon their conclusion.

         When possible and when determined appropriate by the Audit Committee, notice of any corrective action taken will be given to the person who submitted the Accounting Complaint. If this person is not satisfied with the treatment of his or her complaint, he or she may follow-up the matter with the Chair of the Audit Committee.

         (C)      CONFIDENTIALITY AND ANONYMITY

         Employees, shareholders or others with Accounting Complaints may make their complaint or concern known on a confidential basis or anonymously, as applicable, to the extent reasonable and practicable under the law.

         The Company will make good faith efforts to protect the confidentiality of employees making submissions of Accounting Complaints; provided, however, that the Company or its employees and agents shall be permitted to reveal the employee's identity and confidential information to the extent necessary to permit a thorough and effective investigation.

         (D)      RECORDS

         A confidential file for each Accounting Complaint will be maintained for an appropriate amount of time. This file will relate to the initial Accounting Complaint as well as to any inquiry, investigation and resolution of the Accounting Complaint.

         In addition, the General Counsel will maintain a log of all Accounting Complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report of all Accounting Complaints for the Audit Committee. Copies of these logs and summary reports will be maintained for an appropriate amount of time.

         These records are confidential to the Company and are protected by attorney-client privilege and/or the attorney work product doctrine. Such records will be considered privileged and confidential.

4.       PROTECTION FOR WHISTLEBLOWERS

         The Company will not retaliate or attempt to retaliate and will not tolerate any retaliation or attempted retaliation by any other person or group, directly or indirectly, against any person who

         o        in good faith, submits an Accounting Complaint,

         o provides assistance to the Audit Committee, the General Counsel or the Company's management or any other person or group, including any governmental, regulatory or law enforcement body, investigating or otherwise helping to resolve an Accounting Complaint,

         o provides information regarding any conduct the person reasonably and in good faith believes constitutes a violation of any law or regulation regarding securities fraud in an investigation conducted by any state, provincial or federal regulatory or law enforcement agency or authority or a member or committee of the US Congress or Canadian or provincial legislative bodies, or

         o participates in an investigation, hearing, court proceeding or other administrative inquiry in connection with an Accounting Complaint.

         In addition, the Company will not discharge, demote, suspend, threaten, harass or in any other manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith submissions of Accounting Complaints or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

5.       UNSUBSTANTIATED CLAIMS

         If an employee submits an Accounting Complaint in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee.

         Any employee who knowingly or recklessly makes false accusations of wrongdoing (including making statements or disclosures that are not in good faith) may be subject to discipline, which may include termination.

         Employees who submit Accounting Complaints can and will continue to be held to the Company's general job performance standards. Therefore, an employee against whom legitimate adverse employment actions have been taken or are proposed to be taken for reasons other than prohibited retaliatory actions, such as poor job performance or misconduct by the employee, is prohibited from using this policy as a defense against the Company's lawful actions.

6.       ANNUAL REVIEW

         These procedures will be reviewed periodically by the Audit Committee, taking into account the effectiveness of the procedures in promoting proper disclosure and with a view to minimizing the opportunities to cause improper investigations.

7.       PUBLICATION

         The Company will communicate these procedures to all employees by posting these procedures on the Company's website
         (www.gerdauameristeel.com).

                SCHEDULE E - CODE OF ETHICS AND BUSINESS CONDUCT

                          GERDAU AMERISTEEL CORPORATION
                       CODE OF ETHICS AND BUSINESS CONDUCT

                            (ADOPTED MARCH 23, 2005)


I.       INTRODUCTION

         Gerdau Ameristeel Corporation (the "Company") operates with the core values of safety, integrity, a customer quality orientation, employee engagement, open communication, and environmental responsibility. This Code of Ethics and Business Conduct ("Code") has been adopted by our Board of Directors. It reinforces our commitment to our core values and summarizes the standards that guide our actions as we conduct our business. These standards represent Company policy and apply to all of our employees and officers (all of our officers and employees, collectively, "Employees") and all members of our Board of Directors ("Directors").

II.      BUSINESS CONDUCT AND COMPLIANCE WITH LAWS

         We each have a responsibility to conduct our business with honesty and integrity and in accordance with the highest standards of business ethics and all laws, rules and regulations that govern our actions. So that all Employees may be aware of and understand these standards, the following is a brief summary of significant professional and legal requirements applicable to Employee conduct. Any Employee who is uncertain about a standard of conduct or the application of a law or regulation should seek guidance in the manner described in Section IX of this Code.

         A.       SAFETY AND HEALTH

                  The safety and health of all Employees is of paramount importance to the Company. Across the Company, each Employee has a personal obligation to the safe conduct of the Company's business. Company policies have been adopted and various federal, state and local laws have been enacted to protect Employee's safety and health. The Company ensures that Employees are aware of applicable regulations and that Employees receive appropriate training concerning safety and health requirements. It is the Employee's responsibility, for the Employee's own benefit and for the benefit of all other Employees, to be aware of, accountable for, and in compliance with all applicable safety and health requirements. Dangerous or unsafe conditions should be reported immediately to your supervisor.

         B.       EQUAL EMPLOYMENT

                  The Company and all Employees are required to comply with all laws governing nondiscrimination in every location in which the Company has a facility. The Company is committed to providing equal employment opportunities for all persons regardless of race, color, religion, gender, age, marital status, sexual orientation, national origin, citizenship status, disability, veteran status, or membership in any other group protected by applicable federal, state or local laws. This policy extends to all terms and conditions of employment, including but not limited to hiring, placement, promotion, termination, layoff, recall, transfers, and leaves of absence, compensation and training.

         C.       DISCRIMINATORY HARASSMENT

                  The law prohibits employees in the workplace from engaging in discriminatory harassment, and the Company's policy is to prohibit any act of discriminatory harassment. An Employee must not engage in any threatening, intimidating or hostile activity, or use epithets or slurs that relate to race, color, religion, gender, age, marital status, sexual orientation, national origin, citizenship status, disability, veteran status or membership in any other group protected by federal, state or local laws. Likewise, an employee may not send to any co-employee or display or circulate in the workplace any electronic, written or graphic material that indicates or shows hostility toward an individual or group because of that individual's or group's race, color, religion, gender, age, marital status, sexual orientation, national origin, citizenship status, disability, veteran status or membership in any other group protected by federal, state or local laws.

         D.       SEXUAL HARASSMENT

                  Sexual harassment in the workplace is expressly prohibited by law and the Company's policy is to prohibit any act of sexual harassment. Sexual harassment is defined as an unwelcome sexual advance, any request for sexual favors, visual displays of inappropriate material, or any other verbal or physical conduct of a sexual nature in the workplace as well as any similar conduct that creates a hostile work environment. The Company does not condone sexual harassment, whether committed by Employees or by Employees of vendors, suppliers, contractors or customers' and such persons will be subject to appropriate corrective action for violations.

         E.       ENVIRONMENTAL

                  The Company is committed to protecting the earth's vital resources and promoting sustainable economic development. The Company requires Employees to comply with all environmental laws and regulations applicable to their activities in the workplace. Environmental compliance is everyone's responsibility. Each Employee is responsible for understanding the environmental consequences of his or her job and performing it in an environmentally safe manner. If an Employee becomes aware of any actual or potential adverse environmental impacts caused by Company operations, he or she should promptly advise his or her supervisor so that necessary corrective action can be taken.

         F.       ANTITRUST

                  The federal government, most state governments, and many foreign governments have enacted antitrust or "competition" laws intended to preserve independent competition among competitors and prohibit activities that are unreasonable restraints of trade. Certain types of restraints are considered to always be illegal under the laws of the United States and many countries, and employees must avoid even the appearance of such conduct. Some clear examples of antitrust violations are: price fixing, bid rigging, market or customer allocation, production allocation and group boycotts such as joint refusals to deal. If an Employee violates antitrust laws, the Employee may be subject to personal criminal liability, including fines and imprisonment. The Company may also be exposed to both criminal and civil liability, including treble civil damages. The defense of an antitrust claim, even when successful, can be time consuming, burdensome and extremely expensive for the Company. Accordingly, an Employee must not engage in any prohibited activity, and must strive to avoid even the appearance of a possible violation. An Employee with sales and marketing responsibilities or commercial contacts or who attends trade association or industrial group meetings must be particularly aware of these obligations under the antitrust laws.

         G.       CAMPAIGN AND ELECTION LAW MATTERS

                  The Company requires its Employees to comply with all applicable laws concerning the use of corporate funds, properties and services to influence governmental action or the nomination or election of any candidate to public office. Any contributions of funds to political candidates, committees and parties and all other forms of direct or indirect assistance or support, must be in the strict compliance with applicable laws and regulations and must be properly authorized. Although the Company encourages its Employees to be involved in community, government and political affairs, and to support political candidates of their choosing, such activities must be undertaken on the Employee's own time at their sole expense, with no reimbursement by the Company.

         H.       IMPROPER PAYMENTS AND FOREIGN GOVERNMENTAL CONTACTS

                  The use of any funds or assets of the Company for any unlawful or improper gifts, payments to customers, government employees or other third parties is strictly prohibited. Therefore, no payment from the Company's funds or assets shall be made to or for the benefit of a representative of any domestic or foreign government (or subdivision thereof), labor union, or any current or prospective customer or supplier for the purpose of improperly obtaining a desired government action, or any sale, purchase, contract or other commercial benefit. This prohibition applies to direct or indirect payments made through third parties and is intended to prevent bribes, kickbacks or any other form of payoff.

                  All contacts by the Company with officials of foreign governments, or officials of companies owned in whole or in part by foreign governments, must be conducted in compliance with the Foreign Corrupt Practices Act. The FCPA generally prohibits payments of, promises to pay, or authorizations to pay, money, gifts or anything of value to officials of foreign governments, in order to "obtain or retain" business. Payments or gifts to a third party, such as an agent or sales representative, while knowing (or having reason to know) that all or part of the money or gift will be offered or given to such an official, are also prohibited. If Employees violate the FCPA, the violation creates severe potential criminal and civil liability for themselves and the Company. The types of conduct prohibited by the FCPA are not always clear. As a result, caution is required when doing business through foreign consultants, commercial representatives or agents, or with businesses that are owned, in whole or in part, by foreign governments or that have personal or family ties to government officials. The United States government uses economic sanctions and trade embargoes to further foreign policy and national security objectives. Employees must abide by all economic sanctions and trade embargoes that are in effect.

         I.       DELEGATION OF AUTHORITIES

                  The Company requires its Employees to comply with the purchasing approval limits set out by its Directors from time to time. Only those Employees authorized by the Directors are allowed to approve purchases and the amounts approved must not exceed the specified limits. No Employee may approve purchases in amounts greater than his or her approval limit nor may any Employee assume any authority not granted by the purchasing approval limits. Any questions about the applicable purchasing limits should be directed to the General Counsel.

         J.       INSIDER TRADING

                  The Company's policy is that the Company and Employees trading in the Company's stock and other securities shall comply with all securities laws governing such transactions. Employees and agents of the Company are strictly prohibited from trading in Company stock when they are in possession of material inside information that has not been made public. It is also a violation to pass such information to others who may trade on the information (a practice known as "tipping"). The Canadian and United States securities laws impose restrictions on the timing and manner in which anyone may buy, sell or otherwise trade in the securities of any publicly traded company. It is the policy of the Company to comply with all applicable securities laws, to inform its Employees of the consequences of trading in violation of such laws, and to insist that its Employees comply with all applicable securities laws when trading in the Company's securities. Directors and certain Employees are subject to more stringent restrictions on when they may trade in Company stock and other securities. For a detailed discussion of the Company's policies concerning securities trading by Company Employees and Directors, see Appendix A.

III.     CONFLICTS OF INTEREST

         Employees and Directors have an obligation to promote the best interests of the Company at all times and should avoid any action which may involve a conflict of interest with the Company. Employees and Directors should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors of a magnitude or nature that could impair the independence of any judgment that an Employee or Director may need to make on behalf of the Company. Conflicts of interest would also arise if an Employee or Director, or a member of his or her family receives improper payments or other personal benefits as a result of his or her position in the Company. The Gerdau Ameristeel Policy Manual provides specific guidance on the acceptance of gifts and gratuities. We must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in our dealings on behalf of the Company. Where conflicts of interest arise, Employees and Directors must provide full disclosure of the circumstances. Directors and officers of the Company shall provide full disclosure to the Company's Audit Committee Chairman and all Employees, other than officers, shall provide full disclosure to their supervisor.

IV.      CORPORATE OPPORTUNITIES

         Employees and Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees and Directors are prohibited from (i) directly or indirectly buying, investing or otherwise participating in any potential business opportunity for the Company, which they have discovered through their use of the Company's information or property or as a result of their position in the Company, (ii) using Company information or property, or their position with the Company, for personal gain, and (iii) competing with the Company.

V.       ACCURACY OF RECORDS AND INFORMATION REPORTING

         The Company's financial and accounting records and other books and records are used to produce reports for the Company's management, shareholders, governmental and regulatory authorities and others. Therefore, we must all protect the Company's financial strength and reputation for integrity by ensuring complete and accurate financial and accounting records that are not misleading. Implementing appropriate control systems helps to make sure this happens. All books, records and accounts including time sheets, sales records, invoices, bills and expense reports must be complete, accurate and reliable. Unrecorded, undisclosed or "off-the-books" funds or assets should not be kept for any purpose, and transactions should be recorded in a timely manner and supported by appropriate documentation. Employees should not incur or pay the costs of anything using company funds if the incurrence or payment is not authorized by your manager or supervisor or reimbursable, and financial records that reflect the Company' activities and transactions should be maintained in accordance with generally accepted accounting principles (GAAP) and in compliance with applicable laws and regulations.

         The Company also requires full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission
         (SEC), the Ontario Securities Commission (OSC) and other Canadian securities regulatory authorities, the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), as well as in other public communications made by the Company. All Employees who are responsible for the preparation of the Company's public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made public in compliance with the Company's various disclosure controls and procedures.

VI.      CONFIDENTIALITY

         The Company has, or has been entrusted by third parties with, information, products and ideas which are considered confidential. From time to time, Employees or Directors may come into contact with such confidential information, including the following: trade secrets, marketing data, financial information, information systems, technical expertise, inventions, business strategies, and personnel data. The Company owns or has been entrusted with this information and the Company determines who is entitled to possess or use such data. Employees have an ongoing obligation to protect such information and not to disclose such information unless authorized by the Company or mandated by law. This obligation continues even after an individual is no longer an Employee or Director of, or otherwise affiliated with, the Company. The intentional or inadvertent disclosure of confidential information can seriously damage the Company and disadvantage the Company in its business dealings. Discussions and disclosure of such information must be strictly limited to those authorized persons who have a need to know.

VII.     FAIR DEALING

         Employees and Directors must endeavor to deal fairly with the Company's customers, suppliers, competitors and other employees. Employees and Directors must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

VIII.    PROTECTION AND PROPER USE OF COMPANY ASSETS

         Company assets, such as materials, supplies, inventories, intellectual property, software, hardware, and facilities, among other property, are valuable resources owned, licensed, or otherwise belonging to the Company. Employees and Directors are expected to treat the property of the Company with care and use it efficiently and should not remove it from Company premises without a supervisor's approval. The Company's property should only be used for legitimate business purposes.

IX.      GUIDANCE AVAILABLE

         This Code does not reference all laws, policies, rules or regulations or standards applicable to conduct by Employees. Requirements not referenced in this Code may apply to specific work activity. Many laws to which the Company is subject, including those referenced in this Code, are complex, and their application to the Company's business practices or activities can at times be unclear. Appropriate guidance should be sought regarding any proposed action that raises questions or creates uncertainty with respect to compliance with laws or regulations. Employees should seek the advice and guidance of supervisors and the Company's Legal Department with regard to any and all transactions that may have legal implications.

X.       COMPLIANCE

         Compliance with this Code is mandatory and a violation of this Code constitutes grounds for disciplinary action, including, when appropriate, termination of employment. This Code reflects general principles to guide Employees in making ethical decisions and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts the Company from taking any disciplinary action on any matter pertaining to Employee conduct, whether or not it is expressly discussed in the Code. The Code is not intended to create any expressed or implied contract with any employee or third party. In particular, nothing in this document creates any employment contract between the Company and its Employees. The Code may be revised, changed or amended at any time by the Board of Directors.

XI.      ADMINISTRATION AND REPORTING

         Employees should report violations (or circumstances which could lead to violations) of laws, rules, regulations or of this Code to their supervisor or to the appropriate level of management personnel at their location. If an Employee is still concerned after reporting their concern or feel uncomfortable speaking with them for any reason they may either discuss the matter with the Company's General Counsel (813-207-2322) or send (anonymously, if they wish) a detailed written description of their concerns with copies of any relevant documents or other information in their possession addressed to either General Counsel, Gerdau Ameristeel Corporation, P.O. Box 31328, Tampa, FL 33631 or to the Chairman of the Audit Committee at the same address. In addition an Employee may report the matter by telephone to the Company's ethics hotline at (800) 732-7116. To encourage Employees and Directors to report such violations, the Company will not allow retaliation for reports made in good faith.

         Directors and officers of the Company should report violations (or circumstances which could lead to violations) of laws, rules or regulations of this Code to the Chairman of the Audit Committee.

XII.     DISCLOSURES

         A copy of this Code shall be posted on the Company's website and the Company's annual report shall state that this Code is available on the Company's website and is available in print to any shareholder who requests it.

Employees and Directors shall periodically be required to certify in writing that their conduct has been in full compliance with this Code. Any waivers of this Code for officers or Directors of the Company may be made only by the Company's Board of Directors or the appropriate committee of the Board of Directors and must be promptly disclosed to shareholders.

                   APPENDIX A - DISCLOSURE AND TRADING POLICY

                          GERDAU AMERISTEEL CORPORATION
                          DISCLOSURE AND TRADING POLICY
                            (REVISED MARCH 23, 2005)

I.       BACKGROUND

         Securities regulation imposes requirements on the Company, its directors, officers and employees that are intended to ensure that:

         o trading in the securities of the Company or other companies does not take place when Company employees are in possession of material, non-public information;

         o Company employees do not "tip" confidential information to others; and

         o there is no "selective disclosure" of previously non-public material information about the Company so that it is accessible to some market participants but not others.

         This Policy is intended to help to ensure compliance with these requirements by setting out procedures and guidelines for:

         o        dealing with confidential information;

         o disclosing (and monitoring the disclosure of) material information on a timely basis in a manner that is broadly accessible on a non-exclusionary basis by all market participants;

         o restricting trading in securities of the Company or other companies in respect of which insiders may receive material, non-public information while representing the Company; and

         o establishing procedures by which supervisory employees will be alert to monitor, and take appropriate actions regarding any questionable trading activities.

         The consequences of improper disclosure, trading or tipping (or suspicion of any of those activities) are serious, both for the individual involved and the Company. Breach of the applicable laws and regulations may involve both civil and criminal penalties, and the monetary and reputational cost of an actual or suspected breach may be significant.

         This Policy is an Appendix to the Company's Code of Ethics and Business Conduct, the receipt of which is required to be acknowledged by all directors, officers and employees of the Company. Each affected individual is responsible for ensuring compliance with this Policy by his or her family and other members of their household and entitles over which he or she exercise voting or investment control.

II.      CONFIDENTIALITY

         PRINCIPLES OF CONFIDENTIALITY

         The protection of our confidential information is vital to the Company. Moreover, securities legislation expressly prohibits disclosure of material, non-public information about the Company to any person (including, family members, analysts, individual investors, members of the investment community and news media), except in the necessary course of business.

         Because it may be difficult to determine what information is confidential, all information received by and relating to the Company (as well as information learned about others while acting on behalf of the Company) should be treated as if it were confidential. As a general guideline, the affairs of the Company should not be discussed with or information about the Company made available to outsiders, including family members

         Except as contemplated in this Policy under "PROCEDURES AND GUIDELINES GOVERNING DISCLOSURE", confidential information or material, non-public information should not be disclosed by anyone unless disclosure is required as part of his or her regular duties. Where that information is to be disclosed to third parties, the Company may want to take specific steps to preserve the confidentiality of the information, including requiring the recipient to sign a confidentiality agreement. All inquiries from outsiders regarding confidential or material, non-public information about the Company should be referred to the Vice President Finance and Chief Financial Officer (the "DESIGNATED OFFICER"), who will arrange a response. The Designated Officer, from time to time, may authorize the Treasurer of the Company to respond to certain inquiries or certain types of inquiries.

         No trading advice of any kind about the Company should be provided to anyone except that others should be advised not to trade if that trading might violate applicable laws or regulations or this Policy.

         GUIDELINES FOR MAINTAINING CONFIDENTIALITY

         GENERAL GUIDELINES. To protect the confidentiality of information, the following general guidelines should be followed. More stringent measures may be adopted for particularly sensitive matters at the discretion of the responsible individual:

                  o only those third parties that clearly have been authorized should be provided with confidential information;

                  o confidential information should not be discussed in public places such as elevators, hallways, restaurants, health clubs, taxis or the subway or while using cellular or radiotelephones;

                  o documents containing confidential information should not be read, discarded or carried in public places in a manner that others also might read them;

                  o in our offices, documents containing confidential information should not be left unattended in public places, such as meeting rooms, reception areas or washrooms;

                  o persons from outside the Company should not be allowed to use or be in an area (like an employee's office) unattended where documents containing confidential information might be read by them;

                  o persons from outside the Company should not be told whether a "trading blackout period" has been designated under this Policy; and

                  o the whereabouts of personnel outside the office or the fact that visitors are in the office should not be disclosed to outsiders. (Any person receiving a request should agree to contact the employee and relay the message.)

         SPECIAL MEASURES. Although judgment and care should be exercised at all times, the individual responsible for a particularly sensitive matter should consider whether other steps would be appropriate to minimize the risk of the confidentiality of information being compromised. Those steps might include:

                  o restricting access to all information within the Company to the smallest practicable working group and reminding all members of the group of the special confidentiality arrangements;

                  o marking all envelopes or packages containing sensitive materials as confidential and for opening by the addressee only;

                  o securing or coding communications that will be sent by fax or e-mail;

                  o storing sensitive information on computers in a manner that limits the risk that unauthorized operators might gain access;

                  o logging-off computers when away from the terminal for any substantial period;

                  o not leaving laptops unattended in airports or other public places;

                  o omitting names of parties or other identifying information from preliminary drafts of documents for sensitive matters;

                  o        destroying all confidential waste paper by shredding;

                  o holding of telephone and other conversations (and particularly those on speakerphones) regarding a confidential matter behind closed doors;

                  o advising others if you are using a cellular or radiotelephone so that no sensitive information is discussed; and

                  o assigning to any new confidential matter a code or other non-identifying name.


III.     DISCLOSURE

         DISCLOSURE PRINCIPLES

         In compliance with applicable securities law and regulation, the Board of Directors of the Company is committed to an effective communications and disclosure policy. It is the Company's desire to have a disclosure and communications policy that affords all investors equal access to material information that may affect their investment decisions.

         GUIDELINES FOR DISCLOSURE

         TIMELY DISCLOSURE. The Company should disclose all material information on a timely basis as required by all applicable laws, regulations and policies. There may be sound business reasons for delaying the disclosure of particular material developments (e.g., the need for confidentiality to complete sensitive acquisition negotiations or because a developing situation is still in flux and is not yet "ripe" for disclosure).

         OPEN DISCLOSURE. The Company should use all reasonable efforts to ensure that any material information that is disclosed is distributed on a broad, non-exclusionary basis so as to avoid "selective disclosure" of the information. The Company may, however, in the necessary course of its business, disclose such information:

                  o to persons subject to duties of trust or confidence (such as lawyers, bankers and accountants);

                  o to persons who agree to maintain the information in confidence;

                  o        to credit rating agencies;

                  o in connection with registered or prospectus securities offerings; or

                  o        as otherwise required by applicable regulations.

         The Company should hold regular information meetings, conference telephone calls or Internet webcasts after the release of quarterly and annual results. Additional meetings, calls or webcasts may be held in association with the release of other information by the Company. These meetings and calls are intended to facilitate a dialogue between the Company and the investment community and should be open to the public.

         To ensure the most open access, the Company should broadly disseminate the notice of the time, place, general substance and method for accessing any such meeting, call or webcast and instructions as to how, and how long, the public will be able to access transcripts or replays. Any material information disseminated during a meeting, call or webcast that has not been publicly disseminated should be promptly released in a press release.

         USE OF THE WEBSITE. To increase the accessibility of information, all material information disseminated by the Company should be posted on the Company's website (or links provided to sites on which the information is available). The website should be reviewed on a regular basis to ensure that it does not contain misrepresentations as a result of information that is, or is not, available on or through the site. The Company should maintain in an archive a copy of all material information that has been posted on the website.

         ANALYSTS' REPORTS. The Company will maintain arm's length professional relations with securities analysts and other securities market professionals (investment dealers, bankers and advisers, institutional investment managers or investment companies). Individuals dealing with securities analysts will avoid any conduct by which the Company may be seen, directly or indirectly or through implied guidance, as endorsing or adopting an analyst's report or confirming the analyst's estimate(s) or that any estimate is too high or too low. In this regard, as a matter of policy, the Company will not seek to review analysts' reports prior to their release to the public. Any review of an analyst's report should be limited to reviewing factual information to point out inaccuracies with respect to, or omissions from, recently released public information or to identify recently disclosed factual information that may affect the analyst's model. No Company employee should:

                  o permit an analyst to quote an officer of the Company or directly attribute information to the Company (except to the extent the quote or other information is contained in a news release issued by the Company or another document issued by the Company that is publicly available);

                  o circulate analysts' reports relating to the Company to current or potential investors; or

                  o quote or cite an analyst's report or cause it to be "hyperlinked" to the Company's website.

         INVOLVEMENT OF THE BOARD OF DIRECTORS. The Board of Directors or the Audit Committee should review all news releases that disclose financial results and all other material, non-routine releases prior to release. All other news releases should be approved by the President or, in his absence, the Vice President Finance and Chief Financial Officer prior to release.

         COMMUNICATION ON BEHALF OF THE COMPANY. The only individuals that should communicate with securities market professionals or investors are the President and the Vice President Finance and Chief Financial Officer (collectively, the "AUTHORIZED OFFICERS"). All information requests from securities market professionals or investors should be referred to one of the Authorized Officers to speak on the Company's behalf. Notwithstanding the foregoing, an Authorized Officer, from time to time, may authorize the Treasurer of the Company to respond to certain inquiries or certain types of inquiries.

         The Authorized Officers, with the assistance of other senior officers, should be available to investors to hear, understand and address any questions or concerns that they may have. All material questions and concerns raised by investors should be reported to the Board of Directors on a periodic basis.

         QUIET PERIODS. During the period beginning one week before the end of a quarter (including the last quarter in the fiscal year) and ending with the release of the earnings announcement for that quarter, in furtherance of this Policy, there will be no communication with analysts, institutional investors and other market professionals regarding current or prospective operations or results.

         MATERIAL INFORMATION

         In general terms, material information includes any information that:

                  o there is a reasonable likelihood would be considered by a reasonable shareholder or investor to be important in making an investment decision (whether to buy, sell or hold the securities);

                  o significantly alters the "total mix" of information in the marketplace about the Company; or

                  o results, or could reasonably be expected to result, in a significant change in the market price or value of any of the Company's securities.

         Both positive and negative information may be material.

         Although it is not possible to identify all information that would be considered to be "material", the following types of information ordinarily would be considered material:

                  o financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity;

                  o        Company projections and strategic plans;

                  o changes in corporate structure, such as reorganizations, amalgamations, etc.;

                  o potential mergers and acquisitions or the purchase by, or sale of, the Company's assets or subsidiaries;

                  o        significant changes in management;

                  o major labor disputes or disputes with major contractors or suppliers;

                  o changes in share ownership that may affect control of the Company;

                  o        public or private equity/debt offerings;

                  o availability of financing for operating or capital requirements;

                  o stock splits or changes in Company dividend policies or amounts; and

                  o actual or threatened litigation, or the resolution of such litigation.

         NON-PUBLIC INFORMATION

         Information generally is "non-public" if it has not been widely disseminated through major newswire services, national news services and financial services. For the purposes of this Policy, information will be considered public (no longer "non-public") after the closing of trading on the second full trading day following the widespread public release of the information.

IV.      TRADING

         APPLICATION

         The trading provisions of this Policy apply to transactions in the Company's and Gerdau S.A.'s securities, including their common stock and options to purchase common stock, and any other type of securities that the Company or Gerdau S.A. may issue, such as preferred stock, convertible debentures, warrants and exchange-traded options or other derivative securities. Notwithstanding the foregoing, trading in securities of Gerdau S.A. by directors of the Company who are also directors or officers of Gerdau S.A. shall be governed by Gerdau S.A.'s trading policy.

         TRADING FOR SPECULATIVE PURPOSES

         To limit the possibility of any suspicion of improper trading, directors, officers and employees should trade in securities of the Company only for investment, and not speculative purposes.

         PROHIBITED ACTIVITIES

         No director, officer or employee should trade in:

                  o securities of the Company or Gerdau S.A. while in possession of material, non-public information concerning either the Company or Gerdau S.A., or securities of any other company while in possession of material, non-public information concerning such other company, in any case notwithstanding that there may be an independent, justifiable reason for a purchase or sale; or

                  o any interest or position relating to the future price of Company securities, such as a put, call or short sale (except for interests under certain Company-sponsored benefit plans described below under "EMPLOYEE BENEFIT PLANS").

         No Insider (as herein defined) should trade in:

                  o Company or Gerdau S.A. securities outside of the applicable "trading windows" or during any special "blackout periods" described below under "TRADING WINDOWS AND BLACKOUT PERIODS."

         It is a violation of this Policy, and possibly illegal as well, to trade the securities of any company in a way which attempts to hide the true identity of the trader or to mislead others as to exactly who is doing the trading. Accordingly, it is a violation of this Policy for any director, officer or employee or family member to trade for his or her own account by using fictitious names, to trade in the names of or through relatives or friends, or to use brokerage accounts under fictitious names.

         TRADING WINDOWS AND BLACKOUT PERIODS

         Trading Windows and Blackout Periods apply to Company "Insiders." Insiders are those persons such as directors, officers with a rank of Assistant Vice President or higher, and employees regularly involved in the preparation of the Company's financial statements, and their respective administrative assistants, , whose positions with the Company make it likely that they will routinely have access to material non-public information, as designated by the Compliance Officer from time to time.

         TRADING WINDOWS FOR INSIDERS. Insiders of the Company may trade in Company or Gerdau S.A. securities only during the fifteen (15) day period beginning after the close of trading on the second full trading day following the Company's widespread public release of quarterly or year-end operating results after following the pre-clearance procedures described below under "PRE-CLEARANCE PROCEDURES."

         NO TRADING DURING TRADING WINDOWS WHILE IN THE POSSESSION OF MATERIAL, NON-PUBLIC INFORMATION. No one in possession of material, non-public information concerning the Company should trade in Company or Gerdau S.A. securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the close of trading on the second full trading day following the Company's widespread public release of the information.

         NO TRADING DURING BLACKOUT PERIOD. No Insider should trade in Company or Gerdau S.A. securities outside of the applicable trading windows or during any special blackout periods that either the President or the Vice President, Finance may designate and that will be communicated promptly on designation. No one should disclose to any outside third party that a special blackout period has been designated. Limit/stop loss orders cannot be executed during a blackout period.

         EXCEPTIONS FOR HARDSHIP CASES. The Compliance Officer (identified below under "Pre-Clearance Procedures") may, on a case-by-case basis, authorize trading in Company or Gerdau S.A. securities outside of the applicable trading windows (but not during special blackout periods) due to financial hardship or other hardships, but only in accordance with the procedures set forth below under "Hardship Exceptions."


         PRE-CLEARANCE PROCEDURES
         The pre-clearance procedures shall apply to all Company Insiders and shall be administered by the Company's Treasurer (the "Compliance Officer"). No Insider may trade in Company or Gerdau S.A. securities until:

                  o the person trading has notified the Compliance Officer in writing of the amount and nature of the proposed trade(s),

                  o the person trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that (i) he or she is not in possession of material nonpublic information concerning the Company and (ii) the proposed trade(s) do not violate the trading restrictions of applicable securities laws, including Rule 144 under the United States Securities Act of 1933, Section 76 and Part XXI of the Securities Act (Ontario), Part VIII of the Regulation to the Securities Act (Ontario), or National Instrument 55-101 in Canada, and

                  o the Compliance Officer has approved the proposed trade(s).

         Trading transactions by the Compliance Officer shall be made only when approved by the Vice President Finance and Chief Financial Officer following a procedure similar to that outlined above.

         HARDSHIP EXCEPTIONS

         The Compliance Officer may, on a case-by-case basis, authorize trading in Company or Gerdau S.A. securities outside of the applicable trading windows due to financial hardship or other hardships only after

         o the person proposing to trade has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s),

         o the person proposing to trade has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not in possession of material nonpublic information concerning the Company, and

         o        the Compliance Officer has approved the trade(s).

         NO OBLIGATION TO APPROVE TRADES

         The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by Insiders or hardship applicants. The Compliance Officer may reject any trading requests in his or her sole reasonable discretion.

         PRIORITY OF STATUTORY AND OTHER TRADING RESTRICTIONS

         The trading prohibitions and restrictions set forth in this Policy do not override certain other trading restrictions under applicable law and regulation or under contract obligations of individual shareholders. Any trade or other transaction in the Company's securities must also satisfy applicable restrictions imposed by law, regulation and contract. These additional restrictions include but are not limited to (i) the prohibitions on "short-swing" trading under
         Section 16(b) of the U.S. Securities Exchange Act of 1934, (ii) resale limitations under SEC Rule 144 under U.S. Securities Act of 1933, (iii) contract rights in favor of the Company, or (iv) Multilateral Instrument 45-201 in Canada. Any director, officer or employee who is uncertain whether other prohibitions or restrictions apply to a proposed transaction in the Company's securities should ask the Compliance Officer.

         The requirements for compliance with other applicable statutory and contract restrictions on trading in Company securities are beyond the scope of this Policy. For additional information regarding appropriate compliance procedures, contact the Compliance Officer.


V.       EMPLOYEE BENEFIT PLANS

         EMPLOYEE BENEFIT PLANS

         The trading prohibitions, procedures and restrictions of this Policy do not generally apply to periodic contributions by the Company or employees to employee benefit plans (e.g., pension or 401k plans) that are used to purchase Company securities pursuant to the employees' advance instructions. However, no Insider may alter his or her instructions regarding the purchase or sale of Company securities in such plans while in the possession of material nonpublic information.

         STOCK OPTION AND STOCK PURCHASE PLANS

         The trading prohibitions, procedures and restrictions of this policy do not generally apply to the acquisition of securities upon the exercise of stock options granted by the Company or purchased under an employee stock purchase plan. However, the trading prohibitions, procedures and restrictions apply fully to any sale or other transaction in such securities.


VI.      POTENTIAL SANCTIONS

         CIVIL AND CRIMINAL PENALTIES

         The consequences of improper trading or disclosure can be severe. Persons violating insider trading or tipping rules can be:

                  o accountable to the issuer of the securities traded for any benefit or advantage received as a result of the purchase, sale or communication (i.e. any profit made or loss avoided);

                  o liable to compensate the seller or purchaser of the securities traded from damages as a result of the trade; and

                  o subject to criminal penalties up to the greater of three times the profit made or loss avoided or $1,000,000, as well as a jail term.

         The Company may also be required to pay significant civil or criminal penalties and could, under certain circumstances, be subject to private lawsuits by contemporaneous traders for damages suffered as a result of illegal insider trading or tipping by persons under the Company's control.

         COMPANY DISCIPLINE

         Violation of this Policy or applicable laws or stock exchange requirements by any employee may subject that person to disciplinary action by the Company, which could include termination for cause.

         REPORTING OF VIOLATIONS

         Any director, officer or employee who violates this Policy or any applicable laws, regulations or stock exchange requirements, or knows of any such violation by any other employees, should report the violation immediately to the Compliance Officer.

         COOPERATION WITH AUTHORITIES

         It is the Company's policy to cooperate with any authority that has jurisdiction and is investigating any trading in the Company's securities, any trading activities by an employee or alleged improper disclosure by the Company or any employee.


VII.     ADMINISTRATION OF THE POLICY

         COMPLIANCE OFFICER

         The Company's Treasurer has been designated as the "Compliance Officer," the Company official responsible to oversee the procedures and guidelines relating to timely and fair disclosure and trading in Company securities set forth in this Policy.

         In addition to the responsibilities specified elsewhere in this Policy, the Compliance Officer has been asked to:

         o interpret this Policy and monitor compliance with its provisions;

         o        respond to inquiries relating to this Policy; and

         o ensure that copies of this Policy are provided to all persons who he determines may have access to material, non-public information concerning the Company.

          SCHEDULE F - CODE OF ETHICS APPLICABLE TO SENIOR EXECUTIVES

                          GERDAU AMERISTEEL CORPORATION
                 CODE OF ETHICS APPLICABLE TO SENIOR EXECUTIVES

                            (ADOPTED MARCH 23, 2005)

         It is critical to the success of the Company and in the best interests of its shareholders that its employees conduct themselves honestly and ethically. Accordingly, on March 23, 2005, the Board of Directors adopted this Code of Ethics Applicable to Senior Executives ("Code"), as contemplated by the Sarbanes-Oxley Act of 2002.

         This Code sets forth written standards that are designed to deter wrongdoing and to promote honest and ethical conduct by the Company's senior executive officers, including the Chief Executive Officer, the Chief Financial Officer, the Controller and all of the other persons employed by the Company or its subsidiaries who have significant responsibility for preparing or overseeing the preparation of the Company's financial statements and other financial data included in the Company's periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the Company (collectively "Senior Executives"). This Code is a supplement to the Company's Code of Ethics and Business Conduct and other policies and procedures that govern the conduct of employees of the Company and its subsidiaries.

         Each Senior Executive must at all times use his or her best efforts and abilities to:

         o Act with honesty and integrity and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between his or her personal and professional relationships.

         o Ensure that all reasonable and necessary steps within his or her areas of responsibility are taken to provide fair, full, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to Canadian securities regulatory authorities or to the U.S. Securities and Exchange Commission or state regulators and in other communications made to the public, the Company's stockholders, the Company's Audit Committee or the Board of Directors.

         o Take all reasonable measures to protect the confidentiality of non-public information about the Company, its business, operations or customers obtained or created in connection with such Senior Executive's activities, and to prevent the unauthorized disclosure of such information, unless required by law, regulation or legal or regulatory process and not to use any confidential information for personal advantage.

         o Comply with all applicable foreign, federal, state, provincial or local laws, rules and regulations.

         o Act in good faith, responsibly, with due care, competence and diligence without misrepresenting material facts and not, directly or indirectly, take any action to fraudulently influence, coerce, manipulate or mislead the Company's Audit Committee or its Board of Directors, or the Company's independent public auditors for the purpose of rendering the financial statements of the Company misleading.

         o Use and control all of the Company's assets and resources in a responsible and ethical manner.

         o Promptly report any conduct that is an actual or potential violation of this Code and/or any applicable securities laws or other laws, rules or regulations by any Senior Executive to the General Counsel or Chairman of the Audit Committee of the Board of Directors. The Senior Executive may chose to remain anonymous in reporting any possible violation of this Code.

                  Any Senior Executive who violates any provision of this Code by engaging in unethical conduct, failing to report an actual or potential violation of this Code or by refusing to participate in an investigation of such conduct, may be subject to disciplinary action up to, and including, immediate termination. In addition, violations of this Code may also constitute violations of law which could result in civil and criminal penalties for the Senior Executive and/or the Company. All Senior Executives are responsible for ensuring that their own conduct complies with this Code. The Senior Executive's agreement to comply with all the terms of this Code does not constitute a contract of employment.

                  The Board of Directors of the Company shall be responsible for the administration of this Code and shall have the sole authority to amend this Code or grant waivers of its provisions. Waivers will be disclosed as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the New York Stock Exchange.

                  SCHEDULE G - CORPORATE GOVERNANCE GUIDELINES

                          GERDAU AMERISTEEL CORPORATION
                         CORPORATE GOVERNANCE GUIDELINES
                            (ADOPTED MARCH 23, 2005)

1.       GENERAL

         Corporate governance relates to the activities of the members of the Board of Directors (the "Board") who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the Board and charged with the ongoing management of the Company. The Board believes that sound corporate governance practices are essential to the well-being and long-term interests of the Company and the promotion and protection of its shareholders' interests (including enhancement of value) as owners of the Company.

         The Board has adopted these guidelines to assist the Board in supervising the management of the business and affairs of the Company as required under applicable law and stock exchange rules and requirements.

2.       ROLE OF THE BOARD AND MANAGEMENT

         The Board is the ultimate decision-making body of the Company, except in regards to matters reserved to the shareholders by statute or in the articles of incorporation or by-laws of the Company. The primary responsibility of Board members is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Company and its shareholders. The Company's employees and officers conduct the Company's day-to-day business under the direction of the Chief Executive Officer and with the oversight of the Board.

         The Board appoints the senior management team, acts as an advisor and counselor to senior management and monitors performance to assure that the long-term interests of the shareholders are being served. Both the Board and management recognize that the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, customers, suppliers, creditors, the communities in which it operates and the public at large.

3.       FUNCTIONS OF THE BOARD

         The Board oversees the management of the Company's affairs directly and through its committees. In doing so, the Board acts at all times with a view to the best interests of the Company and its shareholders. As described elsewhere in these guidelines, the Board has delegated some of its functions to committees. In fulfilling its mandate, the Board, among other things, is responsible for:

         o reviewing the Company's overall business strategies and its annual business plans;

         o reviewing the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks;

         o reviewing major strategic initiatives and ensuring that the Company's proposed actions accord with shareholder objectives;

         o        setting an appropriate dividend policy;

         o appointing senior management and reviewing succession planning;

         o assessing management's performance against approved business plans;

         o reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

         o        ensuring the effective operation of the Board;

         o to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior management and that the CEO and other senior management create a culture of integrity throughout the organization;

         o        adopting a communications policy for the Company;

         o overseeing management's implementation and maintenance of the Company's internal control and management information systems; and

         o        developing the Company's approach to corporate governance.

         The Board believes that management generally should speak for the Company, consistent with all regulations governing such communications and with common sense. Unless otherwise agreed to or requested by the chairman of the Board, each director shall refer all inquiries from institutional investors and the press to designated members of senior management or the chairman of the Board.

4.       BOARD COMPOSITION

         (A)      SIZE

         The Board believes that it should generally have no fewer than five and no more than twenty directors, subject to the provisions of the Company's articles of incorporation and by-laws. The Company's Board is currently comprised of nine individuals. The Board considers this to be an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to ensure an effective and efficient Board.

         (B)      TERM

         All directors are elected at the annual meeting of shareholders of the Company for a term of one year. The Board does not believe it should establish term limits for its members as such limits may deprive the Company and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Company, its strategy and business operations.

         (C)      BOARD SUCCESSION

         The Corporate Governance Committee is responsible for identifying and proposing new nominees for the Board and filling vacancies on the Board in a manner that is responsive to the Company's needs and the interests of its shareholders and consistent with the Board's approved criteria and qualifications for membership.

         (D)      SELECTION OF THE CHAIRMAN OF THE BOARD

         The Board shall appoint a non-management member of the Board to act as the chairman of the Board. The chairman has the responsibility to ensure that the Board discharges its responsibilities.

         (E)      UNRELATED DIRECTORS

         An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

         If required by applicable United States and Canadian laws, the Company's Board will satisfy the requirement that a majority of its directors be unrelated directors.

         (F)      SERVICE ON OTHER BOARDS AND AUDIT COMMITTEES

         The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman of the Board in advance of accepting an invitation to serve on the board of another public company.

         Members of the Audit Committee may not serve on the audit committee of more than two other public companies without the prior approval of the Board.

         (G)      DIRECTOR INDEPENDENCE

         An independent director of the Company shall be one who meets the qualification requirements for being an independent director under applicable United States and Canadian securities law and the corporate governance listing standards of the New York Stock Exchange. A director will only be considered independent if the Board has affirmatively determined that the director has no material relationships with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

         On an annual basis, the Board will review the independence of the directors and will disclose these determinations in the Company's annual management information circular. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board's determination of their independence.

         Independent directors shall constitute a majority of the Board.

         (H)      BOARD MEMBERSHIP CRITERIA

         Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. Dedication of sufficient time, energy and attention to ensure diligent and effective performance of their duties is expected. Directors should be committed to serve on the Board for an extended period of time.

         All nominees should be individuals of substantial accomplishment with demonstrated leadership capabilities.

         Every director must notify the Corporate Governance Committee of his or her retirement, any change in employer and any other significant change in professional roles and responsibilities. The Corporate Governance Committee shall evaluate the appropriateness of Board membership under the new circumstances and make a recommendation to the Board as to any action to be taken with respect to continued Board membership.

         (I)      CONFLICTS OF INTEREST

         If an actual or potential conflict of interest develops because of a change in the business of the Company or one of its subsidiaries or in a director's circumstance (for example, significant and ongoing competition between the Company and a business with which the director is affiliated), the director shall disclose the matter immediately to the Corporate Governance Committee for evaluation and appropriate resolution.

         If a director has a personal interest in any matter before the Board, the director shall disclose the interest to the full Board, shall recuse himself or herself from participation in the discussion and shall not vote on the matter.

5.       SIGNIFICANT SHAREHOLDER

         A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board. Gerdau S.A. is a significant shareholder of the Company, as it beneficially owns common shares representing a majority of the outstanding common shares of the Company.

         Gerdau S.A. is one of the largest long steel producers in the world. In its involvement with the Company, Gerdau S.A. focuses principally on sharing its management experience and manufacturing expertise with the Company.

6.       BOARD AND COMMITTEE MEETINGS

         (A)      FREQUENCY

         The Board meets at least once in each quarter, with additional meetings held when appropriate. The Board meets annually to review and approve the Company's business plan and long-term strategy. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Company.

         (B)      ATTENDANCE AND PREPARATION

         Directors are expected, absent extraordinary circumstances, to attend all Board meetings and the meetings of the committees on which they serve and to prepare themselves for such meetings.

         In order for the Board to exercise fully its oversight functions, management provides the Board with access to information regarding the Company and the markets in which it operates. Any written materials shall be distributed to the directors in advance of Board or committee meetings. Directors are expected to review such materials prior to the meetings and to be adequately prepared for the meetings.

         (C)      AGENDA

         The Chairman of the Board establishes the agenda for each Board meeting in consultation with the other directors, General Counsel and senior management. Any director may propose the inclusion of items on the agenda, request the presence of or report by any member of senior management, or at any Board meeting raise subjects that are not the agenda for that meeting.

         Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or report by any member of senior management, or at any committee meeting raise subjects that are not the agenda for that meeting.

         (D)      EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

         Following each regularly scheduled Board meeting, the independent directors shall meet separately in an executive session for a period of time. The chairman of the Corporate Governance Committee has the responsibility to preside over the independent director executive sessions and shall be referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the chairman of the Board potential items for inclusion in the agendas of future meetings of the Board.

         Interested parties may communicate directly with the independent directors as a group and the presiding director at the address set out in Item 16 below.

7.       BOARD COMMITTEES

         In order to effectively discharge its responsibilities, the Board has established three committees: a Corporate Governance Committee, an Audit Committee and a Human Resources Committee. The Board shall be responsible for appointing the members to committees and, if applicable, respective chairs of those committees, on an annual basis. The Board may form new committees or disband a committee depending on circumstances.

         The Corporate Governance, Audit and Human Resources Committees shall be composed entirely of independent directors and all members of the Audit Committee shall also meet the additional independence requirements of the New York Stock Exchange adopted pursuant to the Sarbanes-Oxley Act of 2002 that are applicable to members of that committee.

         The Corporate Governance, Audit and Human Resources Committees are all chaired by an independent director who is selected by the Board and who is responsible for determining the agenda and the frequency and conduct of meetings.

         The Corporate Governance, Audit and Human Resources Committees have their own charters that set out the duties, qualifications, procedures for committee member appointment and removal and reporting to the Board. On an annual basis, each committee's charter is reviewed by the committee itself and from the time to time, the Corporate Governance Committee and the Board review each committee's charter. Copies of each committee's charter are posted on the Company's website. The Corporate Governance Committee will also annually review the Corporate Governance Guidelines and recommend to the Board any changes it deems necessary.

         (A)      CORPORATE GOVERNANCE COMMITTEE

The mandate of this committee includes the following:

         o developing the Company's approach to corporate governance and recommending to the Board corporate governance guidelines applicable to the Company;

         o identifying and proposing new nominees to the Board consistent with the Board's criteria and qualifications for membership;

         o assessing on an annual basis the effectiveness of the Board, its committees and the contributions of the individual directors to each;

         o examining the size of the Board and recommending a board size that facilitates effective decision-making;

         o considering management succession issues and recommending to the Chairman policies and principles for the selection and performance review of the Chief Executive Officer and other members of senior management;

         o recommending an orientation program for new members to the Board to familiarize them with the Company;

         o creating and reviewing written mandates for the Board and its committees;

         o establishing a system for individual directors to engage outside advisors when required; and

         o        determining the compensation of directors.

         The Corporate Governance Committee has also been granted the authority to recommend such other initiatives as are needed to help the Board address corporate governance issues.

         (B)      AUDIT COMMITTEE

         All members of the Audit Committee are required to be financially literate and at least one member of the committee shall be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. The mandate of this committee includes the following:

         o appointing and reviewing the terms of engagement of the Company's independent auditors;

         o pre-approving the appointment of the independent auditor for any non-audit service;

         o        reviewing the internal audit function;

         o reviewing with management and the independent auditor the Company's annual audited and quarterly financial statements, including reviewing the Company's disclosure under "Management's Discussion and Analysis of Financial Conditions and Results of Operation" and any reconciliation of the Company's financial statements, before recommending them for approval by the Board; and

         o establishing procedures for (a) the receipt, retention and treatment of complaints and concerns received by the company regarding accounting, internal accounting controls and auditing matters and (b) the confidential and/or anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters.

         The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full committee at its next scheduled meeting.

         On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.

         (C)      HUMAN RESOURCES COMMITTEE

The mandate of this committee includes the following:

         o reviewing the Company's organizational structure and considering policies and principles for the selection and retention of management and, in coordination with the Corporate Governance Committee and the chairman of the Board, succession planning for senior management;

         o determining and approving the compensation of the Chief Executive Officer, taking into account the views of the chairman of the Board;

         o determining and approving the compensation of senior management, based on the recommendation of the Chief Executive Officer;

         o        reviewing and monitoring executive development programs;

         o assisting the Board in fulfilling its oversight responsibilities with respect to the management of the pension and significant benefit plans for employees; and

         o producing an annual report on senior management compensation for inclusion in the management information circular/proxy statement in accordance with applicable rules and regulations.

         The Human Resources Committee will also deal with any other matters delegated to it by the Board.

8.       DIRECTOR ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS

         The Board members shall have complete access to the Company's management and directors are encouraged to raise any questions or concerns directly with management. Board members shall use sound business judgment to ensure that such contact is not distracting, and, if in writing, shall be copied to the Chief Executive Officer and the chairman of the Board. The Board and its committees may invite any member of management, any employee, outside advisor or other person to attend any of their meetings.

         In carrying out their duties, the Board, its committees and independent directors shall have the right, at any time, to retain independent outside financial, compensation, legal or other advisors at the expense of the Company. In the case of an independent advisor retained by a committee, the engagement of the advisor, the terms of the retainer and the fees paid are the sole authority of the committee retaining the advisor. In the case of an independent advisor retained by individual directors, the engagement of the advisor, the terms of the retainer and the fees paid are approved by the Corporate Governance Committee.

9.       DIRECTOR COMPENSATION

         Directors of the Company who are not officers of the Company or any of its affiliates are entitled to receive from the Company an annual retainer for participating on the Board and its committees. Any director who acts as a chairman of a committee receives an additional annual retainer. Directors receive a fee for every meeting they attend and are reimbursed for their reasonable expenses incurred to attend meetings.

         The Corporate Governance Committee is charged with reviewing relevant data to assess the Company's competitive position for the components of director compensation and determining the appropriate total compensation package in order to attract quality directors to serve on the Board. In its deliberations, the Corporate Governance Committee shall consider whether the levels of director compensation could impair independence and shall critically evaluate any consulting, charitable contribution or other potential indirect compensation arrangements.

10.      DIRECTOR ORIENTATION AND CONTINUING EDUCATION

         All new members of the Board and new members of committees will be provided with orientation regarding the Company and, as applicable, the relevant committee of the Board as well as their responsibilities and duties as directors of the Company. All directors who are not related to Gerdau S.A. will also receive a proper orientation to Gerdau S.A. In order to properly discharge their duties, the directors will be provided with adequate information regarding the Company and its affairs on an on-going basis.

         The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

11. APPOINTMENT AND SUPERVISION OF THE CHIEF EXECUTIVE OFFICER AND SENIOR MANAGEMENT

         The Board appoints and supervises the Chief Executive Officer and other members of the Company's senior management and, as permitted by applicable law, delegates to senior management responsibility for the day-to-day operations of the Company. The Human Resources Committee determines and approves the compensation of the Chief Executive Officer and, based on the recommendation of the Chief Executive Officer, determines the compensation of other members of the Company's senior management.

12.      MANAGEMENT SUCCESSION AND DEVELOPMENT

         The Human Resources Committee shall review the Company's organizational structure and consider policies and principles for the selection and retention of management and, in coordination with the Corporate Governance Committee and the chairman of the Board, succession planning for senior management.

         The Human Resources Committee, in coordination with the Corporate Governance Committee, will also review and monitor executive development programs, including training and retention programs for members of senior management.

13.      PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

         The Corporate Governance Committee shall review, on an annual basis, the effectiveness of the Board and all committees of the Board, other than the Corporate Governance Committee. The Corporate Governance Committee will be reviewed by the chairman of the Board.

14.      COMMUNICATION AND DISCLOSURE POLICIES

         The Company endeavors to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Company and ready access to its published reports, press releases and regulatory filings. Directors and management meet with the Company's shareholders at the annual meeting and are available to respond to questions at that time.

         The Company also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Company's financial results. The Company also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Company's designated spokespeople.

         The Company has a disclosure policy which summarizes the Company's policies and practices regarding the disclosure of material information. The primary purpose of this policy is to ensure that the Company's communications with the investment community are timely, consistent and in compliance with all applicable security legislation.

15.      CONTACTING THE BOARD AND ITS COMMITTEES

         The Board welcomes input and comments from shareholders of the Company. You may contact one or more members of the Board or its committees by writing to the Board at:

               Board of Directors of Gerdau Ameristeel Corporation c/o Gerdau Ameristeel Corporation
               P.O. Box 31328
               Tampa, Florida
               33631-3328

         You may contact independent directors by writing to:

               The Presiding Director
               c/o Robert E. Lewis
               Vice President, General Counsel and Corporate Secretary Gerdau Ameristeel Corporation
               P.O. Box 31328
               Tampa, Florida

                 SCHEDULE H - RESOLUTION OF THE SHAREHOLDERS OF
                          GERDAU AMERISTEEL CORPORATION


                          2005 LONG-TERM INCENTIVE PLAN

RESOLVED, that the 2005 Long-Term Incentive Plan of Gerdau Ameristeel Corporation (the "Corporation") adopted by the Board of Directors, as summarized in the Management Information Circular to which this resolution is attached as Schedule H, is hereby approved and adopted.

RESOLVED, that any director or officer of the Corporation is hereby authorized and directed in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents and to do all such other acts and things as such person may consider necessary or desirable in order to carry out the intent of the foregoing and the matters authorized hereby